As filed with the Securities and Exchange Commission on April 30, 2002.

                                                                File No. 0-49783
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________


                               Amendment No. 1 To
                                   Form 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                                 _______________


                               TCI Solutions, Inc.
                 (Name of Small Business Issuer in its charter)


               Delaware                               33-0537151
     (State or other jurisdiction of                I.R.S. Employer
      incorporation or organization)              Identification No.)



     17752 Skypark Circle, Suite 160                  92614-4469
           Irvine, California                         (Zip Code)
 (Address of principal executive offices)



Issuer's telephone number: (949) 476-1122


Securities to be registered pursuant to Section 12(b) of the Act: None


Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $.001 par value

================================================================================

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This Form  10-SB  contains  forward-looking  statements  reflecting  managements current forecast of certain aspects of our future. It is based on current information which we have assessed, but which by its nature, is dynamic and subject to rapid and even abrupt changes. Forward looking statements include statements regarding strategy, future operating results, liquidity, capital expenditures, research and development and enhancements, numbers of personnel and strategic relationships with third parties. The forward-looking statements are generally accompanied by words such as "plan," "estimate," "expect," "believe," "should," "would," "could," "anticipate" or other words that convey uncertainty of future events or outcomes. Our actual results could differ materially from those stated or implied by our forward-looking statement due to risks and uncertainties associated with our business. These risks are described
throughout  this  Form  10-SB,  which  you  should  read  carefully.   We  would
particularly refer you to the discussion under the heading "Certain Risks that May Affect Future Results" under Item 2, Management's Discussion and Analysis,
for  an  extended  discussion  of  the  risks  confronting  our  business.   The
forward-looking statements in this report on Form 10-SB should be considered in the context of these risk factors.





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                                     PART I

Item 1.  Description of Business.

General Development of Business

    We were originally organized on June 10, 1983.

    TCI Solutions, Inc., a Delaware corporation, was incorporated on June 21, 2001 and is the surviving corporation in the reincorporation merger with our predecessor, TCI Management, Inc, a California corporation, on October 25, 2001. TCI Management was formed on September 16, 1992 to act as the Managing General Partner of Total Control Information, a California limited partnership formed on June 10, 1983 (formerly called Timesharing Consultants). The limited partnership originally operated the business of providing accounting and data processing services to clients on a timesharing basis. The business was later changed to developing and selling software for the retail grocery industry. We were the sole managing general partner of the limited partnership and the holder of more than 99.5% of the outstanding partnership interests at the time it was merged into us in April 2002.


    Since 1983, we have licensed our enterprise software and infrastructure solutions to primarily the grocery retail segment. Our principal and administrative offices are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614, Phone (949) 476-1122, fax (949) 476-1133. We have a website at www.tcisolutions.com.

Overview

    We offer retailers a variety of integrated applications and professional services to help automate business processes and simplify IT infrastructures. Our software facilitates a retailers ability to execute their pricing strategy and improve competitive positioning through improved merchandising, pricing and data hosting. Our architecture and data model provide infrastructure capabilities that automate and support electronic data exchange throughout the enterprise and supply chain.


    Retail Information Systems News recognizes us as an industry leader, known for producing high return on investment software that leads the competition in meeting the overall expectations of our customers as reported in the December 2000 and December 2001 RIS News Survey "Retail Software Leaderboard".

Our Evolution


    From 1982 until 1995, we positioned ourselves as a leading store-level solution provider to the grocery industry. In 1996, we expanded our efforts to develop and sell a suite of enterprise-wide solutions for the hard goods centered retail industry. Our strategy was to leverage our 15-year history and retail industry expertise to develop our RetailSuite product line. RetailSuite is designed for large and medium sized retailers seeking a comprehensive set of solutions designed to improve operational efficiency and reduce costs by reducing labor costs and streamlining retailers pricing and merchandising operations.

    We dedicated the next five years to creating a data model with the infrastructure designed to operate and manage the core of the retailer's enterprise. Our strategy is to become the central data architecture and infrastructure that retailers utilize to manage their enterprise technology.

    For the past two years, we have continued to expand and improve RetailSuite with additional modules and functionality. While our historical presence has been in grocery, we are targeting and finding success in other retail sectors. The company's primary focus will remain in grocery for the next twelve months with an expanded focus on other targeted retail sectors. Targeted retail sectors include drug, convenience, office products, sporting goods, home centers and specialty retailers. Additionally, we are moving up market and expanding our solutions to serve Tier 1 retailers within grocery and our targeted retail sectors. The company defines Tier 1 retailers as companies with more than $2.5 billion in revenue and more than 100 stores. Our ability to successfully sell into Tier 1 retailers and other retail sectors is an important component of our growth strategy because Tier 1 retailers account for 55% of all stores in the retail market per a 2002 Chain Store Guide Market Study.


    We have consecutively increased revenue for the last five years from $5.0 million in 1997 to $19.0 million in 2001, an increase of 280% since 1997. As of December 2001, we have completed our 5th



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consecutive year of revenue growth. Over the next few years, we plan to continue our emergence in retail and solidify our presence as one of the top retail solution providers.


    Over the next three years, with the proceeds raised from our Series B Preferred Stock ("Series B Preferred Stock") financing and from our operations, we plan to invest significantly in our research and development efforts. Our investments will expand our core mission-critical applications in the areas of analytics and collaboration.


Our Strategy


    Our vision is to create success for our customers and partners by providing exceptional software solutions and services that empower them to achieve their strategic goals amidst evolving needs. To further the fulfillment of our vision, we raised $13.3 million from new and existing investors through the sale of Series B Preferred Stock in late 2001 and early 2002. The new capital will be deployed for the expansion of RetailSuite; further development of our professional services organization, and the expansion of sales and marketing efforts. Key elements of our strategy to fulfill our vision are outlined in the six points that follow:

o Leverage RetailSuite's Infrastructure and Application Knowledge Base - We intend to leverage RetailSuite's infrastructure and application knowledge base to create a more comprehensive suite of integrated solutions for retailers. We believe that our twenty-year history and experience with over 300 customers provides an in-depth understanding of retailers' requirements and provides the domain and enabling competencies needed to successfully broaden our product line.

o Extend our Target Market by Penetrating New Retail Sectors - We intend to leverage RetailSuite's depth and competitive advantage in the grocery sector, into other retail sectors. Successful penetration of other retail sectors is a critical component to achieving the revenue growth necessary to enhance shareholder value.

o Further Develop our Marketing Vision - Improving our message and communication to the marketplace will increase awareness, create brand recognition, improve our overall image, and potentially open new markets.

o Provide Outstanding Professional Services - We believe that providing experienced retail consultants for project management, implementation, support and training services will enable us to achieve a high level of customer satisfaction. Based on our experiences, high levels of customer satisfaction have led to strong customer references and long-term relationships that facilitate value-added improvements to our software.

o Develop and Leverage Strategic Relationships - We will continue to establish strategic business relationships that enhance the delivery of our professional services and the development of our products that complement our current software solutions. We believe these relationships can provide greater market presence, greater opportunity to increase sales and provide greater access to other retail sectors and international markets.

o Acquire Complementary Businesses, Products and Technologies - We will pursue opportunities for the acquisition of complementary businesses, products and technologies that broaden our current product offerings and position us to successfully compete in other retail sectors. New complementary products and services are an important component of our strategy to increase revenues over the next five years.


Principal Products and Services


    We provide a development framework upon which is built a family of integrated and flexible applications which represent a foundation from which to manage the critical elements of the retail enterprise and which facilitates enlightened decision making through more effective utilization of information. One of our first applications, Inventory Management System(TM) allows retailers at a store to manage pricing, inventory, vendors, receiving and direct store delivery.



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


Retail Suite


    In 1998 we released RetailSuite, an enterprise software application and infrastructure solution. RetailSuite's vision is to enable retailers to integrate and manage merchandise, workforce, financial and customer information for retailers at both their headquarters and stores.

    At the foundation of RetailSuite is a comprehensive set of rules-driven, client/server applications. These applications are designed to enable retailers to better manage their operations through a combination of automation, enterprise integration, and e-business capabilities. This is accomplished by giving structure to vast quantities of data and allowing users to gather and interpret this information. Open system design, flexibility, layered architecture, user-definable operating parameters, localization, and scalability are among the software's key features.


    RetailSuite also provides infrastructure designed to automate and support electronic data exchange throughout the enterprise and supply chain. The infrastructure and data model underlying RetailSuite empowers retailers in their pursuit of e-business initiatives including analytics and collaboration across the retail supply chain.

    Moreover, RetailSuite's innovative e-business solutions facilitate enterprise connectivity and enable retailers to quickly and easily share information with trading partners, businesses (business-to-business (B2B)), and consumers (business-to-consumer (B2C)). The objective of RetailSuite is to aid retailers with improving customer service, reducing inventory levels, and facilitating coordination with suppliers and distribution partners.

Headquarters Solutions

    Our RetailSuite Headquarters Solutions consists of a base system, Headquarters Price/Merchandise Manager (HQPM(2)) and a series of application modules. Headquarters Price/Merchandise Manager provides the foundation for building all headquarters systems. HQPM2 contains an integrated data model that serves as the central information repository for items, vendors, costs, margins, deals, promotions, etc. and allows information sharing between headquarters, warehouses, vendors, stores and web sites. HQPM2 ensures centralized control because there is only one entry point for all data. The system centralizes item/vendor maintenance for all stores and is the collection point for all inventory and movement. HQPM2 also has a powerful pricing engine that automates the pricing function of a retail enterprise. As a headquarters host, HQPM2 can be used to perform global data maintenance for point-of-sale (POS), signs and labels, scales, wireless devices, and other store systems; thereby, coordinating communications with individual stores, and consolidate financial and operational data.

    The series of additional headquarters application modules control and coordinate tasks and procedures across a retailer's organization. Key application modules that are available include: Rules-based Price Generation, Perpetual Inventory Manager, Receivers and Transfers, Electronic Marketing, HQ eXchange POS, Store Ordering, POS/Scales/Label Batching and Central Scale Manager. These additional modules assist in centralizing and automating the complexities of managing a retail organization. The specific functionality of our headquarters applications follows:

    Rules-based Price Generation provides a pricing engine that automates a retailers pricing function. The pricing engine contains a rules-based, multi-dimensional pricing system that allows prices to be linked to gross margins, cost zones, strategic pricing zones or other items. User-defined price types including regular, sale, temporary price reduction, competitive and more can be generated automatically. Four sophisticated advanced-pricing modules allow users to define their own sets of rules and choose how prices are to be generated.

    o Competitive - Allows regular or sale prices to be compared to competing item or store, imports the data and uses it to generate store-specific product prices that are based on user-defined rules.
        Multiple/simultaneous competitors are supported.

    o Parity/Spread - Maintaining price image is made easier by the ability to create links between product sizes, flavors or brands.




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    o   Frequent Shopper - This module automatically generates discounted or special prices for frequent shoppers. It also will generate single unit or case prices based on normal selling unit prices.

    Perpetual Inventory Manager can provide information on a per-store basis. In doing so, this module tracks receipts, sales and other factors that affect the on-hand balance of merchandise. It is also capable of reporting movement by user-defined time periods.

    Receivers and Transfers provides the ability to receive merchandise by vendor and store, record the transfer of merchandise among stores, and transfer merchandise from selling departments to work-in-progress inventory in other departments. Orders and receivers can be consolidated at headquarters for reporting purposes.

    Electronic Marketing provides retailers with the ability to promote frequent shopper or other promotional pricing by item and creates the necessary links to translate this information to the electronic marketing features of the POS system. It also provides a coupon/link management system that accommodates different prices by zone and store, and ensures that deals entered in the system will ring correctly on the POS.

    HQ eXchange POS centralizes the direct transfer of files between a retail chain's headquarters and store POS without requiring an in-store processor. Item movement, store financials, pricing and other files can also be retrieved from the store POS system and passed to the headquarters database for analysis and decisions support.

    Store Ordering empowers retailers with the ability to simply scan an item code, enter the desired quantity, and the software automatically considers on-hand inventory in creating a new order. Store Ordering will create vendor-specific purchase orders for the store to receive against and then export the orders to appropriate vendors.

    POS/Scales/Label Batching provides users with a batching mechanism for POS, scales and labels.

    Central Scale Manager is a multi-scale management system that serves as a hub for transmitting specific product information such as item, price, description, ingredients, etc., directly from the system to the mixed manufacturers' store scale systems. It also ensures pricing integrity.

Store Solutions.

    RetailSuite Store Solutions consists of a software application, Store Merchandise Manager (SM2), that has both a base system and a series of application modules. The base system automates the merchandising function and ensures pricing and data accuracy throughout each store. Key application modules include: Rules-based Price Generation, Perpetual Inventory, Receivers and Transfers, Store Ordering, POS Exchange, Wireless Exchange, Price Checker, Signs and Labels and e-Labels. These modules enable stores to maintain accurate cost information, deals and allowances, and make certain changes to merchandise are applied when received. Further, these modules also apply price changes based on established pricing rules. The level of store interaction with the RetailSuite headquarters product is determined and controlled by a retailer's desired level of control at the corporate headquarters. Pricing and item maintenance can be handled by headquarters and downloaded to the stores, or store personnel can be empowered to perform some or all of these functions. The specific functionality of the base system and these modules follows:

    Store Merchandise Manager (SMM) is the base system for the Store Solutions product family, SMM contains a store-specific database that allows store-level price management, ordering, receiving and transfer of merchandise. It also provides the ability to control and create batches for POS, scales, and signs and labels. Because SMM contains in-depth information on all items and vendors, store managers are able to produce a variety of standard and user-defined reports to assist them in decision making and performance improvement.

    Rules-based Price Generation is a pricing engine that automates the entire pricing function. It also contains a rules-based, multi-dimensional pricing system that allows prices to be linked to gross margins, cost zones, strategic pricing zones or other items. User-defined price types including regular, sale, TPR, competitive and more can be generated automatically.




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



    Perpetual Inventory Manager tracks receipts, sales, and other factors that affect the on-hand balance of a store's merchandise. Movement and inventory value can be reported by user-defined periods and consolidated to any level of summarization. When used with Wireless Exchange, cycle counts, adjustments, transfers and receiving also can be performed.

    Receivers and Transfers is a module that allows the receiving of all merchandise, including DSD items, by UPC, EAN, case UPC, vendor item number, warehouse item number or SKU. It also allows the creation of multiple receivers against a purchase order, has the ability to split shipments, and can track and manage back-ordered items or open-to-buy programs. Stores can create purchase orders and receive merchandise by vendor, and merchandise can be transferred between stores and selling departments.

    Store Ordering enables stores to simply scan an item code, enter the desired quantity, and the software automatically considers on-hand inventory in creating a new order. It will create vendor-specific purchase orders for the store to receive against and then export the orders to appropriate vendors.

    POS exchange allows for streamlining of price management to help ensure price integrity. POS exchange can receive files from headquarters or the store database, validate the data and pass information to the store's POS system. It also allows item movement and store financials to be pulled from the registers and transferred to other store applications or to headquarters for analysis.

    Wireless Exchange works with remote terminal networks and supports radio frequency (RF) communications with major manufacturers of handheld terminals. Running on a multi-tier, thin client system, the RF applications can be distributed across the corporate intranet. The applications provided are receiving, DSD, price changes, shelf price audits, label ordering, category/department management, inventory counts and adjustments, and intra-department and store transfers. Custom applications easily can be added.

    Price Checker provides retailers with the ability to gather pricing information from competing stores and download the information for comparison purposes. Competitive data is collected using a Palm PC-like device.

    Signs and Labels is a module that helps ensure correct shelf pricing and allows signs and labels to be printed directly from the store's database.

    e-Labels works in conjunction with POS eXchange, enabling e-Labels to automatically update electronic shelf tags once a price change has been accepted by the POS system.

Services

    Our professional services group consists of business consultants, system analysts and technical personnel with extensive retail industry expertise. Our professional services group assists our customers in all phases of systems implementation, including assisting customers with business process change, project management, system planning, design, custom modifications, data conversion, training, education, business implementation and product support. This variety of implementation services is designed to maximize our customer's return on software investment along with educational and training programs for our clients, associates and business partners. Professional services are billed on an hourly basis. From time to time, we augment our services with third-party system integrator alliances.


Market Background

    Retailers are experiencing rapid change, driven primarily by consumer preferences, intensified competition and increasing globalization. In an effort to improve profit margins and address the changing competitive environment, retailers are focusing on the use of information technology to reduce inefficiencies throughout the enterprise.

    Retail information technology has historically consisted of separate legacy applications and proprietary databases at the corporate, store and distribution components of a retailer's organization. These "silo" applications, which focus on individual disciplines such as category analysis or product receiving, cannot be effectively integrated within the retailers' information technology systems.

    The retail industry also suffers from a number of other widely recognized information technology issues including an inability to effectively integrate, control and manage the vast amounts of data generated



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throughout the retail enterprise (the "data burden"). The lack of ability to effectively integrate available information to better match consumer demand throughout the retail supply chain is estimated to cost grocery retailers approximately $30 billion in operating inefficiencies (source: Food Marketing
Institute: Efficient Consumer Response (ECR) Knowledge Network, 1997). Also encumbering the retail industry is their inability to integrate existing software applications to effectively execute strategies in a timely manner, and the inflexibility of existing software applications to be scalable, customizable and adaptable. As a result, retailers have sought off-the-shelf software applications and in some instances, turned towards outsourcing technology projects from their historical internal information systems staffs. In the effort to provide solutions for retailers, we have spent $3.4 million and $3.1 million, during 2000 and 2001 respectively, on internally sponsored research and development activities.

    Our objective is to provide a development framework upon which is built a family of integrated and flexible applications which represents a foundation from which to manage the critical elements of the retail enterprise and which facilitates enlightened decision making through more effective utilization of information. In order to accomplish this, we have developed a high degree of integration amongst our applications. Our goal is to enhance a customer's investment in technology by reducing data burden and enhancing information sharing to eliminate common problems encountered in interfacing software products purchased from different vendors.

Markets


    We market our solutions to retailers both domestically and internationally. To date, our sales have almost exclusively been limited to the domestic United States Markets. Domestic sales accounted for 97% of software revenue, with the remaining 3% from international sales. Although, our primary marketing focus is within the grocery industry, we intend to expand our marketing and development efforts to penetrate the retail sectors of drug, convenience, office products, sporting goods, home centers and specialty retailers within the next twelve months. Internationally, we have occasionally served customers in Canada. Recently, we have deployed a dedicated sales force in Latin and South America.

Distribution

    Inventory Management System(TM) is distributed through our direct sales force and approximately 31 grocery wholesalers, resellers and point-of-sale dealers nationwide.


    In 1998, we began emphasizing direct sales of RetailSuite to mid-size and large domestic retail chains. The sales cycle is typically longer with the larger retailers due to, among other things, transaction size, and the multitude of functional areas involved in the purchase process. We intend to expand the distribution of RetailSuite through new and existing business partners.

    Services are usually distributed in conjunction with the delivery of our software solutions. These services often involve consultation, project management, implementation, custom modifications, training and support services.

Competition

    The markets for our software products are highly competitive. We believe that our ability to compete depends on many factors within and beyond our control including:


    o Ease of use, performance, features, price, functionality and reliability of our solutions as compared to our competitors;

    o Timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors;

    o   The quality of our customer service; and

    o   The effectiveness of our sales and marketing efforts.


    We experience competitive pressures from a different set of vendors for headquarters and store applications. Additionally, there are several consulting companies offering competing professional services.



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    Our headquarters applications compete with internally developed systems and with other software companies such as JDA Software Group, Retek, Tomax, Armature and Retalix. The competition for our store systems is more fragmented than for that of our headquarters systems. We compete with software companies such as Retalix, Retek, Softechnics and S4. In addition, new competitors may enter our markets and offer similar competing systems that target the retail industry.


    In the market for consulting services, we compete with leading systems integrators that consult with our customers such as Accenture, Cap Gemini,8 Ernst & Young, Deloitte & Touche and IBM Global Services.


Significant Customer


    In 2000 and 2001, Fleming Companies, Inc. accounted for 13.9% and 25.3%, respectively, of our total revenues. No other single customer accounted for more than 10% of 2000 or 2001 total revenues. Sales to Fleming Companies, Inc. during these periods occurred pursuant to a Software License Agreement dated November 29, 2000, under which we received license and professional services fees for installation of our software solutions in over 4,000 stores, 30 divisions and Fleming's corporate headquarters. License fees continue to be payable through December of 2002. Fees for support and maintenance services will continue through December 2004.


Proprietary Rights and Licenses

    We market our products under the trade name TCI Solutions. We also employ a variety of trademarks for our products which are not registered. We rely on common law rights to such trademarks. We do not hold any patents and rely upon a combination of copyright and trade secret laws to establish and maintain proprietary rights in our products. We have entered into agreements with our employees pursuant to which all rights to software created by those employees are transferred to us. In addition, we limit access to sensitive information regarding our business and products. As is customary in the software industry, we do not sell or transfer title of our software products to customers or end-users. We provide software products to end-users under non-exclusive license agreements solely for use in an end-user's internal operations. We rely primarily on the contractual terms of our license agreements and electronic software license files for the protection of our intellectual property rights.


    There has been a substantial amount of litigation in the software and internet industries regarding intellectual property rights. Although, to date, we have not had to litigate to protect our intellectual property, it is possible that in the future, third parties may claim that we or our current or potential future software solutions infringe on their intellectual property. We expect that software product developers and providers of electronic commerce products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.


Environmental Matters

    We are in compliance with federal, state and local provisions which have been enacted or adopted relating to the protection of the environment. Compliance with these provisions does not have any material effect upon our capital expenditures, earnings or competitive position.

Employees


    As of November 15, 2002, we have a total of 159 full-time employees based in the United States. Of the total, 35 were engaged in sales and marketing, 46 were in professional services and maintenance services, 60 were in research and development and 18 were in administrative functions. We believe that our relations with our employees are good. We have never had a work stoppage and none of our employees are subject to a collective bargaining agreement. When needed, we engage consultants for software development, integration, accountants and attorneys on a fee basis.




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Item 2.  Management's Discussion and Analysis


Our 'Description of Business' and consolidated financial statements should be read in conjunction with this discussion.


Critical Accounting Policies

    Our discussion and analysis of results of operation and financial condition are based upon consolidated financial statements that we prepared in accordance with generally accepted accounting principles of the United States of America.


    We have identified the following policies as critical to the understanding of our financial statements and results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout our Results of Operations and Financial Condition where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to our audited and unaudited Consolidated Financial Statements which are included elsewhere herein. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.


    Revenue recognition - We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Additionally, our revenue recognition determines the timing of certain expenses such as commissions.


    We license software under perpetual, non-cancelable agreements and provide related services, including consulting and customer support. We recognize revenue in accordance with Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended and interpreted by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants. We follow the Securities and Exchange Commission's guidance of Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, which provides further interpretive guidance for public reporting companies on the recognition, presentation, and disclosure of revenue in financial statements. The adoption of SAB 101 did not have a material impact on our licensing or revenue recognition practices.


    Software license revenue is generally recognized when a license agreement has been signed, the software product has been delivered to the customer, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. If a software license contains an undelivered element, the fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. In addition, if a software license contains customer acceptance criteria or a cancellation right, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period or cancellation right.

    Services are separately priced, are generally available from a number of suppliers, and are not essential to the functionality of our software products. Services, which include project management, system planning, design and implementation, customer configurations, and training are billed on both an hourly basis. Services revenue billed on an hourly basis is recognized as the work is performed. Customer support services include post contract support and the rights to unspecified upgrades and enhancements. Maintenance revenues from ongoing customer support services are billed on an annual basis with the revenue being deferred and recognized ratably over the maintenance period.


    Accounts Receivable - We typically extend credit to our customers. Software licenses are generally due within 30 to 90 days; however, larger software contracts may include payment terms with installments due within twelve months from the date of delivery. Billings for customer support and professional services performed on a time and material basis are due on net 30-day terms. We estimate the probability of collection of the receivable balances and provide an allowance for doubtful accounts based upon an evaluation of our customers' ability to pay and general economic conditions. While our losses have historically been within our estimates, we cannot guarantee that we will continue to experience the same




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



collection experience. A loss of any significant customer could have a material adverse effect on our operations. We expect that revenues from a limited number of new customers will continue to account for a large percentage of total revenues in future quarters. If actual bad debts are greater than the reserves calculated based on historical trends and known customer issues, we may be required to record additional bad debt expense which could have a material adverse impact on our results of operations and financial position for the periods in which such additional expense occurs.

    Intangible Assets - SFAS No. 142, Goodwill and Other Intangible Assets requires us to cease amortizing goodwill and indefinite life intangibles that existed at June 30, 2001. The amortization of existing goodwill will cease on January 1, 2002. Any goodwill and indefinite life intangibles resulting from acquisitions completed after June 30, 2001 will not be amortized. Our business combinations have resulted in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We periodically evaluate the recoverability of goodwill. While we have not experienced impairment of intangible assets in prior periods, we cannot guarantee that there will not be impairment in the future.

    Income Taxes - We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we operate at a profit in the future and generate sufficient future taxable income, we could be required to reverse the current valuation allowance against the deferred tax assets which would result in a substantial decrease in our effective tax rate.

Significant Trends and Developments in Our Business

    Economic Conditions in the Retail Industry. We believe that the negative economic conditions and disruption resulting from the September 11th attacks affected the demand for our products in the United States during 2001 and 2002 will continue and an economic recovery may still be several months away. We also believe that negative consumer confidence has inhibited economic recovery in the United States and may continue for the foreseeable future. As a result, we continue to be concerned about weak and uncertain economic conditions, consolidations and the disappointing results of retailers. The retail industry will be adversely impacted if negative consumer confidence and economic conditions persist for an extended period of time. Weak and uncertain economic conditions have in the past, and may in the future, negatively impact our revenues, elongate our selling cycles, delay, suspend or reduce the demand for our products and adversely impact our business, operating results and financial condition. In addition, our customers' ability to pay for our products or services could be impaired, and we may experience an increased number of bankruptcy filings in our customer base.

    New Products and Expanded Markets. We invested $3.6 million for the nine months ended September 30, 2002 and a total $19.2 million since 1996 toward new product development efforts. We have released enhanced versions of our core software products for the past two years and expanded the breadth of our product portfolio. Although we continue to focus on the "Tier 2" retail market, we have recently experienced increased sales activity with "Tier 1" customers with annual sales in excess of $1 billion, which we expect will contribute to revenue in future periods. We believe our strategy of expanding our product portfolio and increasing the scalability of our products has been the key element in attracting "Tier 1" customers and has resulted in a steady pattern of new customers licensing multiple products as well as enhanced add-on selling opportunities in our existing install base.

    Services Outlook. Service revenue, including the reclassification of reimbursed expenses, increased $356 thousand for the nine months ended September 30, 2002 compared to the same period in the prior year. The increase is primarily a result of increased utilization of our internal services group which resulted in greater services revenue than in prior periods. Services revenue typically lags the sale of software licenses by as much as six months. Furthermore, much of the growth in demand for our products is derived from increased sales activity in the Tier 1 market where the sales cycle and resources needed to close new contracts are significantly greater.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Revenues consist of software license revenues, maintenance, services and other revenues, including reimbursed expenses, which represents 41.3%, 15.5%, 33.5%, and 9.7%, respectively, of total revenues for the nine months ended September 30, 2002 compared to 36.0%, 17.3%, 35.3%, and 11.4% respectively for the nine months ended September 30, 2001. Total revenues for the nine months ended September 30, 2002 were $15.8 million, an increase of $1.8 million, or 13.1% over the $14.0 million reported for the nine months ended September 30, 2001.

Product Revenues

      Software Licenses. Software license revenue for the nine months ended September 30, 2002 increased and 29.7% from the same period in the prior year. For the nine month periods, software license revenue increased to $6.5 million from $5.0 million. In general, the retail industry does not appear to have maintained its level of investment in information technology during the current economic cycle; however, we added two new tier 1 customers that contributed $1.7 million and $500 thousand respectively to software license revenue during the nine months ended September 30, 2002. Software license revenue represented 41.3% and 36.0% respectively for the nine months ended September 30, 2002 and 2001.

      Maintenance. Maintenance revenue for the nine months ended September 30, 2002 and 2001 increased 1.7% to $2.5 million from $2.4 million. The increase in maintenance revenue for the nine month period primarily results from $12.1 million in new software licenses sold for the eighteen-month period ended September 30, 2002. Maintenance revenue represented 15.5% of total revenues for the nine months ended September 30, 2002 compared to 17.3% for the nine months ended September 30, 2001.

      Services. Services revenue, including the reclassification of reimbursed expenses, for the nine months ended September 30, 2002 and 2001 increased 7.2% to $5.3 million from $4.9 million. Services revenue, including the reclassification of reimbursed expenses, represented 33.5% of total revenues in the nine months ended September 30, 2002 compared to 35.3% for the nine months ended September 30, 2001.

      Other. Other revenue for the nine months ended September 30, 2002 decreased 3.8% to $1.5 million from $1.6 million for the nine months ended September 30, 2002. The decrease in other revenue is attributed to decreased sales of third party components. Other revenue represented 9.7% of total revenues in the nine months ended September 30, 2002 compared to 11.4% for the nine months ended September 30, 2001.

Cost of Product Revenues

      Cost of Software Licenses. Cost of software licenses inceased 26.3% to $406 thousand or 2.6% of total revenues for the nine months ended September 30, 2002 from $321 thousand or 2.3% of total revenues for the nine months ended September 30, 2001. The increase in cost of software license for the nine month period ended September 30, 2002 is a result of an increase in software sales occurring through the reseller channel.

      Cost of Maintenance. Cost of maintenance increased 31.6% to $1.2 million or 7.4% of total revenues for the nine months ended September 30, 2002 from $886 thousand, or 6.3% of total revenues, for the nine months ended September 30, 2001. The increase primarily results from the maintenance services we provide the reseller channel and the additional personnel employed in the customer support function to support our growing installed base.

      Cost of Services. Cost of services, including the reclassification of reimbursed expenses, decreased 8.2% to $2.8 million for the nine months ended September 30, 2002 from $ 3.0 million in the nine months ended September 30, 2001. The decrease is directly attributed to the increased utilization of our internal services group.

      Cost of Other. Cost of other revenue was $831 thousand or 5.2% of total revenues for the nine months ended September 30, 2002 compared to $1.1 million or 7.7% of total revenues for the nine months ended September 30, 2001.

Operating Expenses

    Operating expenses increased 23.9% to $14.3 million, or 90.6% of total revenues, for the nine months ended September 30, 2002 from $11.6 million or 82.7% of total revenues for the same period in 2001. This increase is attributed to additional investments in personnel and other related expenses in our sales and marketing and product development organizations.

    Product Development. Product development expenses for the nine months ended September 30, 2002 increased 9.9% to $3.5 million from $3.2 million for the nine months ended September 30, 2001. Product development expense as a percentage of total revenues was 22.4% for the nine months ended September 30, 2002 compared to 23.0% for the nine months ended September 30, 2001. The increase in product development expense primarily results from the addition of new employees hired to enhance and expand our portfolio of software solutions. In order to continue to extend the breadth of our product suite, we need to continue to add new employees to develop new value-added products.

    Sales and Marketing. Sales and marketing expense for the nine months ended September 30, 2002 increased 29.1% to $5.6 million from $4.4 million for the nine months ended September 30, 2001. Sales and marketing expense as a percentage of total revenues was 35.5% for the nine months ended September 30, 2002 compared to 31.1% in the nine months ended September 30, 2001. The increase in sales and marketing expenses primarily results from a 10% increase in our direct channel sales representatives and the addition of new marketing efforts. We expect to continue to expand our sales and marketing efforts in order to continue our growth and penetration of new markets.

    General and Administrative. General and administrative expenses for the nine months ended September 30, 2002 increased 29.6 % to $5.2 million from $4.0 million for the nine months ended September 30, 2001. General and administrative expense, as a percentage of total revenues, was 32.7% for the nine months ended September 30, 2002 compared to 28.5% for the nine months ended September 30, 2001. The increase in general and administrative expense results from the addition of new administrative employees necessary to support the increased revenue and overall expansion of our operations and an additional accrual of $497,000 for estimated bad debts.



Year Ended December 31, 2001 to Year Ended December 31, 2000

Revenues

    Total Revenues were $15.0 million and $19.6 million in 2000 and 2001, representing an increase of 30.4%. In 2000 and 2001, Fleming Companies, Inc. accounted for 13.9% and 25.3%, respectively, of our total revenues. No other single customer accounted for more than 10% of 2000 or 2001 total revenues.

    Software Licenses. License revenues were $6.2 million and $7.5 million in 2000 and 2001, representing an increase of 21.7%. The increase in software license revenue from 2000 to 2001 was due primarily to the release and increased acceptance of our RetailSuite products. Additional factors contributing to the increase in license revenue were: a 10% price increase for RetailSuite applications, addition of ten new sales associates, and the release of three new RetailSuite applications.

Software License Revenue by Product-Line

    We classify our software licenses in two product categories: RetailSuite and Legacy applications. RetailSuite is a set of state-of-the-art enterprise applications that integrate headquarters and store to better coordinate the merchandise management and operational functions. Legacy applications are products that are primarily store-focused solutions including inventory, workforce and financial budgeting applications developed under our historical architecture, running on Windows NT and UNIX.


A summary of the software revenue attributable to these product categories is as follows:



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



                                2001      %       2000       %
                                ----      -       ----       -
    Revenues:
      RetailSuite.......... $5,281,180   70%   $4,395,351   71%
      Legacy applications..  2,229,358   30%    1,774,097   29%
                            ----------   ---   ----------  ----
       Total............... $7,510,538  100%   $6,169,448  100%
                            ==========  ====   ==========  ====


    License revenues from RetailSuite were $4.4 million and $5.3 million in 2000 and 2001, representing an increase of 20.2%. We expect future software license revenue to continue to increase primarily as a result of increased RetailSuite sales. The expected increase is largely attributable to the culmination of the past 3 years of research and development, marketing efforts, refinement of the sales message and process, improvements in the implementation process, and a number of successful implementations. Moreover, the average selling price for our products is increasing as a result of sales to larger retailers and several new product offerings. Future increases however, are largely dependant upon successful penetration of new retail sectors, new sales to Tier 1 retailers, the addition and effectiveness of new sales representatives, and continued improvements in the implementation process.


    Maintenance. Maintenance revenues were $2.6 million and $3.3 million in 2000 and 2001, representing an increase of 26.8% from 2000 to 2001. The increase in software maintenance revenue was attributable to renewals of annual support and maintenance agreements from existing customers and to new sales of support and maintenance services affiliated with our RetailSuite and Legacy solutions. Specifically, the $1.3 million increase in software license revenue from 2000 to 2001 directly contributed to the increase in maintenance revenue during the same period. We believe that our success with renewals is the result of strong relationships with existing customers and increased software license revenue from our RetailSuite product line.


    We expect future software maintenance revenues to increase as a result of the quality of our support and maintenance services and expected increases in software license revenue.


    Services. Services revenue, including the reclassification of reimbursed expenses, increased from $4.9 million to $6.8 million in 2000 and 2001, representing an increase of $1.8 million or 37.6%. The increase in services revenue is directly attributed to increased implementation services associated with our RetailSuite products. Services revenue also increased as a result of new strategic alliances with third-party contractors. Services revenue from third-party contractors accounted for $1.8 million or 28.8% of total services revenue in 2001.


    We expect future services revenue to increase as a result of new software license sales and expansion of our services organization.

    Other. Other revenues were $1.4 million and $2.0 million in 2000 and 2001, representing an increase of $686 thousand or 51.0%. The increase in other revenues is attributed to increased sales of third party components.



Cost of Revenues


    Cost of Software Licenses. Cost of license revenues was $372 thousand and $470 thousand in 2000 and 2001, representing an increase of 26.5%, less than 3% of sales. The increase in cost of software licenses resulted from the $1.3 million increase in software license sales.

    Cost of Maintenance. Cost of maintenance revenues was $930 thousand and $1.2 million in 2000 and 2001, representing an increase of 29.6% from 2000 to 2001. The increase in cost of maintenance is directly attributable to the addition of eleven new customer support employees and an increase in software licensing revenue.

    Cost of Services. Cost of service revenues was $3.7 million and $3.9 million in 2000 and 2001, representing an increase of 7.4% from 2000 to 2001. These amounts represented 74.5% and 58.2% of service revenues for 2000 and 2001. This increase from 2000 and 2001 was due to an increase in total services revenue of $1.8 million over the 2000 to 2001 period and to expansion of our services business to support the implementations of our increased RetailSuite sales. In expanding our services business, we developed new strategic alliances with third-party contractors that were used for several RetailSuite implementations beginning in 2000. We expect cost of service revenues to increase in absolute dollars in the future as we continue to expand our services offerings.

    Cost of Other. Cost of other revenues was $736 thousand and $1.3 million in 2000 and 2001, an 81.8% increase. This represents 54.3% and 65.5% of other revenues for 2000 and 2001. The increase results from increased sales of third party hardware.


Operating Expenses


    Sales and marketing. Sales and marketing expenses were $5.8 million and $6.8 million in 2000 and 2001, representing an increase of $1.0 million, or 18.0%. The increase was due to a 50% increase in our sales force or ten new sales associates that resulted in increased salaries, commissions and related expenses. Additional focus on marketing RetailSuite at new trade-shows and within publications increased marketing and advertising expenses for the year ended 2001. Sales and marketing expenses represented 38.4% and 34.7% of total revenues in 2000 and 2001.


    We plan further investments in our sales and marketing operations over the next several years to expand RetailSuite's penetration beyond grocery into new retail sectors.


    Product Development. Development expenses were $3.4 million and $3.2 million in 2000 and 2001, representing a decrease of $202 thousand, or 6.0%, from 2000 to 2001. The decrease in development expenses from 2000 to 2001 was attributable to headcount attrition that occurred post September 11th. In 2000, we began increasing development headcount in order to support our strategic direction and product expansion goals. In 2001, our development efforts were focused on the development of new RetailSuite modules such as Competitive Pricing, Price Checker, Electronic Marketing, HQ Exchange/POS and ePriceBook. Product development expenses represented 22.4% and 16.2% of total revenues in 2000 and 2001.


    We expect product development expenses to increase in absolute dollars in the future as we continue to invest in the development of additional RetailSuite modules, and analytic applications.


    General and Administrative. General and administrative expenses were $4.5 million, and $5.2 million in 2000 and 2001, representing an increase of $725 thousand, or 16.3%. The increase in general and administrative expenses was primarily due to additional facility costs, administrative support, and related costs. General and administrative expenses represented 29.7% and 26.5% of total revenues in 2000 and 2001.


    We expect total general and administrative expenses to increase in absolute dollars in the foreseeable future as we expand our organization, staffing, and facility requirements to support our expanded operations.

Net Loss


    Net loss represents revenues less cost of revenues, operating expenses, interest income/expense and income taxes. Net losses were $4.2 million and $2.7 million for 2000 and 2001, representing a decrease of 36.4%.


    We have planned net losses for the next two years as we continue to invest in further expansion and development of RetailSuite, penetration into new retail sectors, and sales to Tier 1 retailers.

Liquidity and Capital Resources


    We continue to finance our operations primarily through private sales of equity securities.

The total Series B Preferred Stock offering resulted in us raising $13.3 million in new capital. From this offering, we received $8.6 million prior to December 31, 2001 and the remaining balance of $4.7 million in installments in January through April of 2002.

    On August 6, 2002, we entered into a Loan and Security Agreement with Comerica Bank-California which provides us with a revolving line of credit of up to $3 million and a separate line of credit for equipment purchases of up to $1 million.

    We continue to finance our operations primarily through private sales of equity securities. We had working capital of $8.8 million at September 30, 2002 compared with $8.3 million at December 31, 2001. Cash and cash equivalents at September 30, 2002 were $5.2 million, a decrease of $750 thousand from the $5.9 million reported at December 31, 2001. Cash balances decreased in the nine months ended September 30, 2002 primarily as a result of the increased investment of product development and sales and marketing activities and from a $4.5 million useage of cash for operations.

    Operating activities used cash of $4.5 million and $1.9 million in the nine months ended September 30, 2002 and 2001, respectively. Cash used from operating activities in the nine months ended September 30, 2002 results primarily from a net loss of $3.6 million, a $3.5 million increase in accounts receivable, offset by an increase in deferred revenue of $1.5 million, and an increase in accrued expenses of $906 thousand. We had net receivables of $8.0 million at September 30, 2002 compared to $5.2 million at December 31, 2001 primarily due to increased sales volume.

    Investing activities utilized cash of $741 thousand in the nine months ended September 30, 2002 and utilized cash of $248 thousand in the twelve months ended December 31, 2001. Cash utilized by investing activities in both periods results from capital expenditures.

    Financing activities provided cash of $4.4 million and $7.9 million during the nine months ended September 30, 2002 and twelve months ended December 31, 2001, respectively. The activity for both periods primarily includes proceeds from the sale of Series B Convertible Preferred Stock.

    We expect to increase operating expenses for the foreseeable future in order to execute our business plan. We expect that our operating expenses will constitute a significant use of our cash. Additionally, we may use cash to fund acquisitions or invest in other businesses, technologies or product lines. We look for acquisitions that can be readily integrated and accretive to earnings, although we may pursue non-accretive acquisitions that will shorten our time to market with new technology. Any material acquisition could result in a decrease to our working capital depending on the amount, timing and nature of the consideration to be paid. In addition, any material acquisitions of complementary businesses, products or technologies could require that we obtain additional equity or debt financing.

    There can be no assurance that additional financing for our operations or investment activities will be available or that, if available, such financing will be obtained on terms favorable to us and would not result in additional dilution to our stockholders. The terms and availability of such financing are dependent on a number of factors including but not limited to the Company's credit rating, interest rate, the value of its assets which might be used as collateral and general economic conditions. A significant downturn in any one of these factors could make further financing more difficult or impossible to obtain. In addition, a sharp decrease and demand for the Company's products and services resulted in lower revenues and earnings reducing our prospects for equity or debt financing in the future.

    We believe that our cash and cash equivalents, investments in marketable securities, and amounts available to us under existing lines of credit will provide adequate liquidity to meet our anticipated operating requirements for at least the next twelve months.


Material Commitments


    We have planned for approximately $850,000 in capital expenditures for 2002. The significant capital items we intend to acquire include hardware, software systems and the expansion of our Tucson facility. We plan to draw upon our line of credit with Comerica Bank-California for the acquisition of these assets. In 2001 we had $269,000 of asset additions.


    In connection with our facility lease dated June 20, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $150,000. In connection with the financing agreement with a bank entered into on June 30, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $500,000. At December 31, 2001, we had $300,000 of letters of credit outstanding. These amounts are not included in our consolidated financial statements.


    On August 6, 2002, we entered into a Loan and Security Agreement Comerica Bank-California, which provided us with a revolving line of credit of up to $3.0 million and a separate line of credit for equipment purchases of up to $1.0 million. Borrowings are collateralized by substantially all of our assets, including our intellectual property. Borrowings under the revolving line bear interest at .5% above Comerica's prime rate (approximately 4.75% as of September 30, 2002) and borrowings under the equipment line are 1.0% above Comerica's prime rate. To date, we have not borrowed any amounts against our credit facility. Under the Loan and Security Agreement, we agreed to issue to Comerica a warrant for the purchase of 125,000 shares of our common stock at an exercise price of $0.25 per share. The warrant is exercisable through August 6, 2009. The warrant provides that the warrant price will be adjusted to account for certain dilutive events and provides the holder with "piggyback" registration rights granted to our preferred stockholders under our Second Amended and Restated Registration Rights Agreement dated April 10, 2002.


Recent Accounting Developments


    In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In August 2001, the FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

    On January 1, 2002 we adopted SFAS No. 141, which requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 141 superseded APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001. The adoption had no effect on our financial statements.

    SFAS No. 142 addresses the financial accounting and reporting requirements for acquired goodwill and other intangible assets. We adopted the provisions of SFAS No. 142 in January 2002. Under SFAS No. 142, we are no longer required to amortize goodwill and other intangible assets with indefinite lives. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.

    In accordance with SFAS No. 142, we were required to perform a two-step transitional impairment test. The first step of this test was completed by June 30, 2002 with the determination of the fair value of our reporting units in order to identify whether the fair value of each reporting unit is less than its carrying amount. Our reporting units are the same with the operating segments defined in Note 10. In the event that the fair value of the reporting unit is less than the carrying amount, the second step of the test would be required to determine if the carrying value of goodwill exceeds the implied fair value. We determined that there was no transitional impairment of goodwill. The adoption of SFAS No. 142 in January 2002 did not have a material impact on our consolidated results of operations and financial position. Amortization expense for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2001 was $88,952, $88,952 and $66,714, respectively or less than or equal to $0.01 per share.

    SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and APB Opinion No. 30, Reporting the results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions. We adopted the provisions of SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our consolidated results of operations and financial position.

SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force
(EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

    Reclassification of Reimbursed Out-of-Pocket Expenses. We have adopted the guidance of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 01-14 ("EITF No. 01-14"), Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred. EITF No. 01-14 requires the reclassification of reimbursed expenses in both service revenues and cost of service revenues in our consolidated statements of operations beginning January 1, 2002. We previously classified reimbursed expenses as a reduction in the cost of consulting services. The adoption of EITF No. 01-14 does not impact our total gross profit or operating income, but it will increase total revenues and as a result, slightly reduce our gross profit and operating margin percentages. Reimbursed expenses were $440,890 for the nine months ended September 30, 2002. In addition, we have increased service revenues and cost of service revenues by $574,705, $698,886 and $420,044 during the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2001.

Certain Risks That May Affect Future Results

    Investors evaluating our business should carefully consider the factors described below and all other information contained in this Form 10-SB. While management is optimistic about our long-term prospects, any of the following factors could materially harm our business, operating results and financial condition. Additional factors and uncertainties not currently known to us or that we currently consider immaterial could also harm our business, operating results and financial condition. Investors could lose all or part of their investment as a result of these factors.

Quarterly Fluctuations and Economic Conditions Could Impair Our Ability to Execute Our Business Plan and Thereby, Negatively Impact Our Financial Condition

    Our quarterly operating results have fluctuated in the past and are expected to continue to fluctuate in the future. Significant fluctuations in our quarterly operating results may harm our business operations by making it difficult to implement our budget and business plan. Factors, many of which are outside of our control, which could cause our operating results to fluctuate include:

        o the size and timing of customer orders, which can be affected by customer budgeting and purchasing cycles;

        o   the demand for and market acceptance of our software solutions;

        o competitors' announcements or introductions of new software solutions, services or technological innovations;

        o our ability to develop, introduce and market new products on a timely basis;

        o customer deferral of material orders in anticipation of new releases or new product introductions;

        o   our success in expanding our sales and marketing programs;

        o   technological changes or problems in computer systems; and

        o general economic conditions which may affect our customers' capital investment levels.

    Additionally, our market activity in target markets has increased in recent years and we have made more large sales than in past periods. Because of this, sales we expect to make in a particular period, that do not occur, or sales made in a particular period that were not expected, can affect our results of operations in a given period more so now than in the past when the size of the average order was smaller. As a result of these and other factors, period-to-period comparisons of financial results may not be meaningful. Historical results of operations are not necessarily indicative of future results, and interim results are not necessarily indicative of future annual results. Although our primary market of grocery and drug store retailers may be less susceptible to cyclical shifts in the economy, this segment of the retail industry may experience downturns due to macroeconomic pressures that could, in turn, have a material adverse effect on our business, results of operations or financial condition.

Changes in Market Size and Dynamics Could Have a Material Adverse Effect on Our Ability to Generate Sales and Our Future Prospects for Growth.

    The slowdown of the U.S. economy, which was increased by the terrorist attacks of September 11, 2001 may have a long-lasting, detrimental effect to the market for our products as retailers scale back on their expenditures or are forced to go out of business. In addition, reductions or allocations of retail Information Technology budgets, due to current economic conditions could affect retailers' demand for our products. A significant reduction in the number of customers or purchases made by customers as a result of these conditions could have a material adverse effect on our sales and prospects for growth.

Decreases in Demand From Grocery Retailers Will Hurt Our Ability to Generate Revenues


    Historically, we have derived almost 100% of our revenues from the licensing of software products and the performance of related services to the grocery retail industry. Our future growth is critically dependent on increased sales to grocery and other retail sectors within the retail industry. The success of our customers is directly linked to economic conditions in the retail industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. In addition, we believe that the license of our software products generally involves a large capital expenditure, which is often accompanied by large-scale hardware purchases or commitments. As a result, demand for our products and services could decline in the event of instability or downturns such as that currently being experienced in the retail industry. Such downturns may cause customers to exit the industry or delay, cancel or reduce any planned expenditure for information management systems and software products.


Consolidation in the Retail Industry and Weak Economic Conditions Could Negatively Impact Revenues for Products and Services


    We also believe that the retail industry may be consolidating and that the industry is, from time to time, subject to increased competition and weakening economic conditions that could negatively impact the industry and our customers' ability to pay for our products and services which have and could potentially lead to an increased number of bankruptcy filings. Such consolidation and weakening economic conditions have in the past, and may in the future, negatively impact our revenues, reduce the demand for our products and may negatively impact our business, operating results and financial condition.

The Industries Rapid Pace of Change Could Render our Technology Unmarketable and Result in a Decrease in Revenue

    If we are unable to develop new software solutions or enhancements to our existing products on a timely and cost-effective basis, or if new products or enhancements do not achieve market acceptance, our sales may decline. The life cycles of our products are difficult to predict because the market for our products is characterized by rapid technological change and changing customer needs. The introduction of products employing new technologies could render our existing products or services obsolete and unmarketable.

    In developing new products and services, we may:


        o fail to respond to technological changes in a timely or cost-effective manner;

        o encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services;

        o experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or

        o   fail to achieve market acceptance of our products and services.


Competition Could Seriously Impede Our Ability to Profitably Sell Our Solutions

    The markets for our software products are highly competitive. Competition could seriously impede our ability to sell additional products and services on favorable terms. Competitive pressures could reduce our market share or require us to reduce prices, which could reduce our revenues and/or operating margins. Many of our competitors have substantially greater financial, marketing or other resources, and greater name recognition than us. In addition, these companies may adopt aggressive pricing policies that could compel us to reduce the prices of our products and services in response. Our competitors may also be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our current and potential competitors may:


        o Develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive;

        o Make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, which could increase the ability of their products to address the needs of our customers; and

        o Establish or strengthen cooperative relationships with our current or future strategic partners, which could limit our ability to sell products through these channels.


Changes in Technology Could Render Our Products Obsolete and Negatively Impact Our Results of Operations

    Technological changes in computer operating systems and hardware could render our products obsolete or unmarketable and may require us to modify existing applications to be marketable or develop new applications to be competitive with products from competitors. These changes may cause us to have to make changes to existing applications or to create new applications, resulting in additional development and other costs beyond those currently anticipated. There can provide no assurances that our software applications will be compatible with new or modified operating systems or hardware, or that we will be able to modify its applications or create new applications to keep pace with new or changed operating systems or hardware that may be purchased by our customers. In addition, if we are unable to modify existing applications or develop new applications on a timely and cost effective basis, or if new applications or enhancements do not achieve market acceptance, our sales may decline.



The Sales Cycle for Our RetailSuite Products is Long and Costly and May Not Result in Revenues

    The licensing of our products is often an enterprise-wide decision by our customers that involves a significant commitment of resources by the customer and us. Prospective customers generally consider a wide range of issues and competitive products before committing to purchase our products. These issues may include product benefits, cost, time of implementation, ability to operate with existing and future computer systems, ability to accommodate increased transaction volume and product reliability. The period between initial contact with a prospective customer and sale of our products and services varies, but typically ranges from three months to twenty-four months. As part of the sales process, we spend a significant amount of resources informing prospective customers about the use and benefits of our products, and these sales efforts may not result in a sale.

    In instances where the terms of delivery for our software does not conform with revenue recognition criteria, we record as deferred revenues, advance payments from our customers. Since only a portion of our revenue each quarter is recognized from deferred revenues, our quarterly results will depend primarily upon entering into new contracts that generate revenues for that quarter. New contracts may not result in revenues in the quarter in which the contract is signed, and we may not be able to predict accurately when revenues from these contracts will be recognized.


Generating the Appropriate Mix of Revenues from Software and Services is Critical to Generating Acceptable Profit Margins and Operating Results


    Because our gross margins on product revenues (software licenses and maintenance services) are significantly greater than our gross margins on services and hardware, our combined gross margin has fluctuated from quarter to quarter, and it may continue to fluctuate significantly based on revenue mix and service utilization rates. Services revenues are to a significant extent dependent upon new software license sales and effective utilization of professional service resources. Although there can be no assurance, we expect that our utilization rates and service margins will gradually improve if we experience a substantial increase in demand for our software products. However, in the event that software license revenues fail to meet our expectations or there is a decline in demand for our software or services, our consulting service revenue would be adversely impacted.

Expected Increases in Operating Expenses Could be Detrimental to our Financial Condition and Results of Operations

    We intend to significantly increase operating expenses as we:


        o   increase research and development activities;

        o increase sales and marketing activities, including expanding our direct sales force;

        o   expand our distribution channels; and

        o   increase service activities.


    We will incur expenses before we generate additional revenue from this increase in spending. If we do not significantly increase revenue from these efforts, our business and operating results could be seriously harmed.

We May Not be able to Generate Positive Cash Flows or Profits Sufficient to Sustain Our Operations

    We have experienced net losses and negative cash flows from operating activities for the last three fiscal years. Although our long-term business strategy is intended to turn such net losses into net profits, net losses and negative cash flows are expected to occur for at least the next year. In the long-term, if we are unable to generate positive cash flows and net income, we may be required to change our business plan and/or seek additional financing. If unsuccessful in either case, we may be required to sell our assets, discontinue operations or dissolve.

A Loss of Important Customers May Result in a Loss of Revenues


    For the three and nine months ended September 30, 2002, two customers accounted for 31.7% and 31.3% of total revenue, while no other single customer accounted for more than 10% of the nine months ended September 30, 2002 total revenues. A loss of any significant customer could have a material adverse effect on our operations. We expect that revenues from a limited number of new customers will continue to account for a large percentage of total revenues in future quarters. Our ability to attract new customers will depend on a variety of factors, including the performance, quality, features and price of our current and future products. A failure to add new customers that make significant purchases of our products and services could impair future revenues.

An Inability to Build Relationships with Systems Integrators Could Result in a Damaged Reputation that could Negatively Impact Our Ability to Generate Future Revenues


    Systems integrators assist our customers with the installation and deployment of our products, in addition to those of our competitors, and perform custom integration of computer systems and software. In the future, we intend to increase our reliance on system integrators to help customers with the implementation of our products. If we are unable to develop and maintain relationships with systems integrators, we would be required to hire additional personnel to install and maintain products, which would result in lower margins due to the higher expenses associated with systems integrators. Additionally, in the event that system's integrators are not able to provide an adequate level of services, we may be required to deploy unexpected resources to provide integration services and avoid potential damage to our reputation.


A Loss of Existing Resellers Could Harm Our Financial Position and Results of Operation


    A portion of our product sales are driven or influenced by the recommendation of marketing partners, consulting firms and other third parties. Our inability to obtain the support of these third parties may limit our ability to penetrate existing and targeted markets. These third parties are under no obligation to recommend or support our products and could recommend or give higher priority to the products and services of other companies or to their own products. A decision by these companies to favor competing products could negatively affect our software and service revenues.

    If we are unable to establish relationships with marketing partners, we will have to devote substantially more resources to the sales and marketing of our products. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. A number of our competitors have long and established relationships with these same systems integrators, and as a result, these marketing partners may be more likely to recommend competitors' products and services.


If We Lose Key Personnel or are Unable to Attract and Retain Additional Personnel, Our Ability to Grow Our Business Could be Harmed.


    Our performance depends in large part on the continued performance of our executive officers and other key employees, particularly the performance and services of Lance Jacobs, Chief Executive Officer; Stephen DeSantis, Chief Financial Officer and David Berg, our Chief Technology Officer. We currently only maintain key-man term life insurance on the life of Mr. Jacobs. All of our key personnel have employment contracts with us. The contracts are generally described in Item 6, Executive Compensation, below. The loss of the services of these executive officers or other significant employees could negatively impact our business.

    We must also attract, integrate and retain skilled sales, research and development, marketing and management personnel. Competition for these types of employees is intense, particularly in our industry. Failure to hire and retain qualified personnel would harm our ability to grow the business.


If We Fail to Obtain Additional Capital, Should the Need Arise, Our Business Could be Harmed


    We have expended and will continue to expend substantial funds on the development of our products and services. Consequently, we may require additional funds to finance our operations. The precise amount and timing of our funding needs cannot be determined at this time, and will depend upon a number of factors, including the market demand for our products and services, the progress of our development efforts and our management of cash, accounts payable and other working capital items. There can be no assurance that if required by us, funds will be available on terms satisfactory to us, if at all. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced, the existing stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. An inability to obtain needed funding on satisfactory terms may require us to terminate our operations and sell our assets and dissolve. No assurances can be made that we will be able to obtain financing for our future operations.

Shareholders Cannot Expect to be Able to Liquidate Any or All of Their
Investment

    No public market exists for our common stock. Common shareholders must be prepared to hold their investment indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. All of our outstanding shares of common stock are subject to rights of first refusal in our favor, pursuant to our bylaws. The right of first refusal is triggered in the event a stockholder desires to sell or otherwise transfer any shares of our stock to a third party upon which we will have 30 days from receipt of the notice of the proposed transaction to purchase all of the shares proposed to be sold at the price and upon the terms proposed to be sold. Certain exceptions exist to this right of first refusal including the transfer of shares to members of a stockholder's immediate family or to a trustee for the account of a stockholder or such stockholder's immediate family.


An Inability for Us to Protect Our Intellectual Property Rights Could Negatively Impact Our Business and Operating Results


    We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect proprietary technology, we rely on a combination of copyright, trade secret, patent and trademark laws, common law rights and license agreements in attempting to protect these rights. We enact our rights under these protections through contractual terms of our license agreements and electronic software license files. We also seek to protect our software documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and expensive. There can be no assurance that the steps taken by us to protect our proprietary technology will be adequate to prevent misappropriation of our technology or to provide an adequate remedy in the event of a breach by others. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. We intend to vigorously protect intellectual property rights through litigation and other means. However, such litigation can be costly to prosecute and we cannot be certain that we will be able to enforce our rights or prevent other parties from developing similar technology, duplicating our products or designing around our intellectual property.


Errors/Defects in Products and/or Integration Could Negatively Impact Our Ability to Meet Our Customers Needs and Thereby, Negatively Impact Our Financial Position and Results of Operations


    Our products are complex and, accordingly, may contain undetected errors or failures when we first introduce them or as we release new versions. This may result in loss of, or delay in, market acceptance of our products and could cause us to incur significant costs to correct errors or failures or to pay damages suffered by customers as a result of such errors or failures. In the past, we have discovered software errors in new releases and new products after their introduction. We have incurred costs during the period required to correct these errors, although to date such costs, including costs incurred on specific contracts, have not been material. We may in the future discover errors in new releases or new products after the commencement of commercial shipping.

    In addition, implementation of our products may involve customer-specific configuration by third parties, or us and my involve integration with systems developed by third parties. Errors in the product or integration process may not be discovered until the implementation is complete.

    Errors in our products may be caused by defects in third-party software incorporated into our products. If so, we may not be able to fix these defects without the cooperation of these software providers. Since these defects may not be as significant to the software provider as they are to us, we may not receive the rapid cooperation that it requires. We may not have the contractual right to access the source code of third-party software and, even if we have the right to access the source code, we may not be able to fix the defect. Our customers could seek significant compensation from us for their losses resulting from defects in our products. Even if unsuccessful, a product liability claim brought against us could be time consuming and costly.


Infringement Claims May Allow Competitors to Gain Access To Our Technology and We May Lose Customers


    We do not have any knowledge that our products infringe on the proprietary rights of any other parties. However, there can be no assurance that other parties will not assert infringement claims against us in the future with respect to current or future products. Assertion of an infringement claim may result in costly litigation or may require us to obtain license or royalty agreements to use another party's intellectual property. There can be no assurance that any such license or royalty agreement would be available on reasonable terms, if available at all. As the number of our software products in our segment of the software industry increases and the functionality of these products increasingly overlaps, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, could be time-consuming and expensive to defend.

Litigation Could be Costly and Impair our Results of Operations

    We are not currently involved in any material litigation. Future litigation, with or without merit, that we may become involved in could have a material adverse effect on our business, results of operations or financial condition and could result in significant expenses, even if we ultimately prevail in such litigation.


Fluctuations in Our Operating Results Could Cause Investors to Lose All of Their Investment and We Provide No Assurance of Future Share Values


    We provide no assurances regarding the value of our outstanding capital stock. Investors in our capital stock may lose all or part of their investment in our capital stock.

We Are Controlled by Institutional Investors Who May Not Act in the Best Interests of Our Other Shareholders

    Institutional investors hold 99.8% of our outstanding Series A Preferred Stock and in excess of 95.8% of our outstanding Series B Preferred Stock. The preferred stock votes on an as-converted to common stock basis and the preferred stock and common stock vote together as a single class. Currently, the outstanding preferred stock held by institutional investors represents approximately 73% of our outstanding capital stock on an as-converted basis. As a result, the institutional investors, as a group, hold controlling interests in us and will be able to make decisions in their own interest which may not be in the best interests of other stockholders. This would include decisions to sell some or all of our assets, merge with another entity, commence an initial public offering or dissolve. Our institutional investors have certain anti-dilutive and preemptive rights, as more particularly described in Item 8, "Description of Securities." Our institutional investors also have senior rights in the event of our liquidation. Please see Item 7, Certain Relationships.


Item 3. Description of Property.


Location and General Character

    Our corporate headquarters is located in Irvine, California, where we lease approximately 10,000 square feet of office space. Our principal research and development and support facility occupies approximately 28,000 square feet of office space in Tucson, Arizona. We have a 2,100 square foot regional office located in Oklahoma City, Oklahoma to facilitate the operation of our customer support operation.

    Properties leased by us are leased on terms for durations that are reflective of commercial standards in the communities where the properties are located. We believe that our existing facilities are in adequate condition and meet our current needs. In the event of needed expansion space, we believe that reasonable amounts of space would be available at favorable lease terms.

Item 4. Security Ownership of Certain Beneficial Owners and Management.


    The following table sets forth information regarding the beneficial ownership of our capital stock (including shares subject to unexercised options) as of November 15, 2002 by (i) each of the persons who hold in excess of 5% of our outstanding voting securities (namely, common stock, Series A Preferred Stock and Series B Preferred Stock), (ii) each of our named executive officers and directors, and (iii) our named executive officers and directors, as a group. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes: (1) any shares as to which the individual or entity has voting power or investment power, and (2) any shares which the individual or entity has the right to acquire within 60 days of November 15, 2002 through the exercise of any stock option, warrant or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.




                                            Amount and Nature of Beneficial Ownership(1)
                                            --------------------------------------------
                                                         Series A
                                     Common              Preferred             Series B
Beneficial Owner(2)                   Stock      %         Stock       %    Preferred Stock   %
-------------------                              -       ---------     -                      -
First Analysis
Venture Capital(3)                 13,179,609   20.3     1,886,792    32.4     9,157,939     34.4
The Sears Tower, Suite 9500
233 South Wacker Drive
Chicago, Il 60606

InnoCal II, L.P.(4)                 7,000,000   11.9         -          -      7,000,000     26.3
600 Anton Blvd, Suite 1270
Costa Mesa, CA 92626

The Argentum Group(5)               9,944,952   16.1     3,490,566    60.0     2,544,952      9.6
60 Madison Avenue, Suite 701

New York, NY 10010

Blue Chip Capital Fund IV
Limited Partnership(6)              6,000,000   10.4         -          -      6,000,000     22.5
1100 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Lance C. Jacobs(7)                    667,520    1.3         -          -          -           -

David A. Auerbach(8)                  409,456     *          -          -         10,000       -

Stephen P. DeSantis(9)                254,300     *          -          -          -           -

Dave Berg(10)                         277,520     -          -          -          -           -

John E. Josephson(11)                  64,156     -          -          -          -           -
8770 Springflower Drive NW
Pickerington, OH 43147

Donald L. Jans(12)                     73,980     *          -          -          -           -
10297 Copper Cloud Drive
Reno, NV 89511

Daniel Raynor(13)                  10,069,126   16.3     3,537,736    60.8     2,561,126      9.6
60 Madison Avenue, Suite 701
New York, NY 10010

Todd G. Gardner(14)                 6,002,000   10.4         -          -      6,000,000     22.5
1100 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Mark T. Koulogeorge(15)            14,793,820   22.3     2,264,151    38.9     9,967,814     37.4
The Sears Tower, Suite 9500
233 South Wacker Drive
Chicago, Il 60606

James (Jay) E. Houlihan III (16)    7,002,000   11.9         -          -      7,000,000     26.3
600 Anton Blvd, Suite 1270
Costa Mesa, CA 92626

All directors and executive
officers as a group (10 people)
(17)                               38,178,872   71.7     5,801,887    99.8    25,538,940     95.8

* Less than 1% beneficially owned.

(1) Each beneficial owner's percentage ownership is determined by assuming that options and other convertible securities that are held by such person and that are exercisable and convertible within 60 days have been exercised or converted.

(2) Unless otherwise indicated, the address for each of the indicated owners is 17752 Skypark Circle, Suite 160, Irvine, CA 92614


(3)  Includes:

        o Shares held by Environmental & Information Technology Private Equity Fund III, a German civil partnership, consisting of 1,130,945 shares of common stock which may be acquired upon the conversion of Series A and Series B Preferred Stock. Infrastructure and Environmental Private Equity Management, L.L.C. is the general partner of Environmental & Information Technology Private Equity Fund III, First Analysis IEPEF Management Company, III, L.L.C. is the managing member of Infrastructure and Environmental Private Equity Management, L.L.C., and First Analysis Corporation is the managing member of First Analysis IEPEF Management Company, III, L.L.C. Because of these relationships, Infrastructure and Environmental Private Equity Management, L.L.C., First Analysis IEPEF Management Company, III, L.L.C., and First Analysis Corporation may be deemed beneficial owners of the shares held by Environmental & Information Technology Private Equity Fund III.

        o Shares held by Infrastructure & Environmental Private Equity Fund, III L.P., consisting of 4,523,779 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. Infrastructure and Environmental Private Equity Management, L.L.C. is the general partner of Infrastructure & Environmental Private Equity Fund III, L.P., First Analysis IEPEF Management Company, III, L.L.C. is the managing member of Infrastructure and Environmental Private Equity Management, L.L.C., and First Analysis Corporation is the managing member of First Analysis IEPEF Management Company, III, L.L.C. Because of these relationships, Infrastructure and Environmental Private Equity Management, L.L.C., First Analysis IEPEF Management Company, III, L.L.C., and First Analysis Corporation may be deemed beneficial owners of the shares held by Infrastructure & Environmental Private Equity Fund III, L.P.

        o Shares held by Productivity Fund IV, L.P., consisting of 7,444,150 shares of common stock, which may be acquired upon the conversion of Series B Preferred Stock. First Analysis Management Company IV L.L.C. is the general partner of Productivity Fund IV, L.P., First Analysis Venture Operations and Research, L.L.C. is the managing member of First Analysis Management Company IV L.L.C. and Mr. Koulogeorge is the managing director of First Analysis Venture Operations and Research, L.L.C. Because of these relationships, First Analysis Management Company IV L.L.C., First Analysis Venture Operations and Research, L.L.C. and Mr. Koulogeorge may be deemed beneficial owners of the shares held by Productivity Fund IV, L.P. Mr. Koulogeorge disclaims beneficial ownership to these shares.

        o Shares held by Productivity Fund IV Advisors Fund, L.P., consisting of 286,154 shares of common stock, which may be acquired upon the conversion of Series B Preferred Stock. First Analysis Management Company IV L.L.C. is the general partner of Productivity Fund IV Advisors Fund, L.P., and First Analysis Venture Operations and Research, L.L.C. is the managing member of First Analysis Management Company IV L.L.C. Because of these relationships, First Analysis Management Company IV L.L.C., and First Analysis Venture Operations and Research, L.L.C. may be deemed beneficial owners of the shares held by Productivity Fund IV Advisors Fund, L.P.

(4) Includes 7,000,000 shares of common stock, which may be acquired by InnoCal II, L.P. upon the conversion of Series B Preferred Stock. InnoCal Management II, L.P. is the general partner of InnoCal II, L.P. and Mr. Houlihan is the managing director of InnoCal Management II, L.P. Because of these relationships, InnoCal Management II, L.P. and Mr. Houlihan may be deemed beneficial owners of the shares held by InnoCal II, L.P. Mr. Houlihan disclaims beneficial ownership to these shares.

(5)  Includes:

        o Shares held by Argentum Capital Partners II, L.P., consisting of 7,299,358 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. Argentum Partners II, L.L.C. is the general partner of Argentum Capital Partners II, L.P., Argentum Investments, L.L.C. is the managing member of Argentum Partners II, L.L.C and Mr. Raynor is the managing member of Argentum Investments, L.L.C. Because of these relationships, Argentum Partners II, L.L.C, Argentum Investments, L.L.C. and Mr. Raynor may be deemed beneficial owners of the shares held by Argentum Capital Partners II, L.P. Mr. Raynor disclaims beneficial ownership to these shares.

        o Shares held by Argentum Capital Partners, L.P., consisting of 1,359,802 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. B.R. Associates, Inc. is the general partner of Argentum Capital Partners, L.P. and Mr. Raynor is the chairman of B.R. Associates, Inc. Because of these relationships, B.R. Associates, Inc. and Mr. Raynor may be deemed beneficial owners of the shares held by Argentum Capital Partners, L.P. Mr. Raynor disclaims beneficial ownership to these shares.

        o Shares held by TCI ACPII Limited Partners L.P., consisting of 1,705,905 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. Argentum Investments, L.L.C. is the managing member of TCI ACPII Limited Partners, L.P. and Mr. Raynor is the managing member of Argentum Investments, L.L.C. Because of these relationships, Argentum Investments, L.L.C. and Mr. Raynor may be deemed beneficial owners of the shares held by TCI ACPII Limited Partners, L.P. Mr. Raynor disclaims beneficial ownership to these shares.


(6) Includes 6,000,000 shares of common stock, which may be acquired by Blue Chip Capital Fund IV L.P. upon the conversion of Series B Preferred Stock. Blue Chip Venture Company, Ltd. is the general partner of Blue Chip Capital Fund IV, L.P. and Mr. Gardner is a director of Blue Chip Venture Company, Ltd. Because of these relationships, Blue Chip Venture Company, Ltd. and Mr. Gardner may be deemed beneficial owners of the shares held by Blue Chip Capital Fund IV, L.P. Mr. Gardner disclaims beneficial ownership to these shares.


(7) Represents 204,000 shares of common stock and 463,520 shares of common stock which may be acquired upon exercise of options which may be exercised within 60 days of November 15, 2002.

(8) Represents 2,000 shares of common stock, 10,000 shares of common stock which may be acquired by Mr. Auerbach upon the conversion of Series B Preferred Stock and 397,456 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002.

(9) Represents 500 shares of common stock and 253,800 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002.

(10) Represents 100 shares of common stock and 277,420 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002.

(11) Represents 64,156 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002.

(12) Represents 73,980 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002.

(13) Includes shares described in Note (5) above and 8,000 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002. Mr. Raynor is (i) the managing member of Argentum Investments, L.L.C., which is the managing member of Argentum Partners II, L.L.C., which is the general partner of Argentum Capital Partners II, L.P., (ii) the chairman of B.R. Associates, Inc., which is the general partner of Argentum Capital

     Partners, L.P., and (iii) the managing member of Argentum Investments, L.L.C., which is the general partner of TCI ACPII Limited Partners, L.P. As a result of these relationships Mr. Raynor may be deemed to have beneficial ownership over the shares held by these entities. Mr. Raynor disclaims such beneficial ownership. Includes 121,851 shares of common stock, which may be acquired by Guarantee & Trust Co., TTEE Daniel Raynor GTC IRA upon the conversion of Series A and Series B Preferred Stock. In addition, Mr. Raynor is a managing member of a minority member of a limited liability company that serves as the general partner of Infrastructure & Environmental Private Equity Fund, III. L.P., and a partner in Environmental & Information Technology Private Equity Fund III. Shares held by these entities are not included and Mr. Raynor disclaims beneficial ownership over the shares held by these entities.

(14) Includes shares described in Note (6) above and 2,000 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002. Mr. Gardner, is a director of Blue Chip Capital Venture Company Ltd., the general partner of Blue Chip Capital Fund, IV L.P. As a result of his position, Mr. Gardner may be deemed to have beneficial ownership over the shares held by Blue Chip Capital Fund IV L.P. Mr. Gardner disclaims such beneficial ownership.

(15) Includes shares described in Note (3) above and 26,006 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002. Mr. Koulogeorge, is (i) the managing director of First Analysis Corporation, which is a member of First Analysis IEPEF Management Company, III, L.L.C., which is a member of Infrastructure and Environmental Private Equity Management, L.L.C., which is the general partner of Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III; and (ii) the managing director of First Analysis Venture Operations and Research L.L.C., which is the managing member of First Analysis Management Company IV L.L.C., which is the general partner of Productivity Fund IV, L.P. and Productivity Fund IV Advisors Fund, L.P. As a result of these relationships, Mr. Koulogeorge may be deemed to have beneficial ownership over the shares held by these entities. Mr. Koulogeorge disclaims such beneficial ownership. Includes1,655,293 shares, which may be acquired directly by Mr. Koulogeorge upon the conversion of Series A and Series B Preferred Stock.

(16) Includes shares described in Note (4) above and 2,000 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of November 15, 2002. Mr. Houlihan, is a managing director of InnoCal Management II, L.P., the general partner of InnoCal II, L.P. As a result of his position, Mr. Houlihan may be deemed to have beneficial ownership of the shares held by InnoCal II, L.P. Mr. Houlihan disclaims such beneficial ownership.

(17) Includes 1,533,332 shares of common stock, which may be acquired upon the exercise of options exercisable within 60 days of November 15, 2002; 36,438,940 shares of common stock which may be acquired upon the conversion of Series A and Series B Preferred Stock.



Item 5.  Directors and Executive Officers, Promoters and
         Control Persons.

         Name                Age     Position
         ----                ---     --------

Executive Officers:
Lance C. Jacobs(3)           45      Chairman of the Board,  President and
                                     Chief Executive Officer
David A. Auerbach(3)(4)      59      Chief Operating Officer and Executive Vice
                                     President
David Berg                   42      Chief Technical Officer and Senior Vice
                                     President
Stephen P. DeSantis          40      Chief Financial Officer and Corporate
                                     Secretary

Board of Directors:
Jay Houlihan (1)(2)(3)       45      Director

Todd G. Gardner (1)          36      Director
Donald L. Jans (3)           67      Director

John E. Josephson(1)(2)      54      Director

Mark T. Koulogeorge(2)(3)    40      Director
Daniel Raynor                42      Director



(1)   Member of Audit Committee
(2)   Member of Compensation Committee
(3)   Member of Marketing Committee
(4) Mr. Auerbach's duties as an officer and employee terminated effective June 30, 2002.


Executive Officers

    Lance C. Jacobs, Chairman of the Board, President and Chief Executive Officer. Mr. Jacobs joined our Board of Directors in December 1995 and has served as Chairman and CEO since 1996. He oversees our corporate strategic direction and is involved in key operational activities. Mr. Jacobs has over 20 years experience in the retail industry. Prior to joining us, Mr. Jacobs was President of a software and consulting firm serving the retail industry. Mr. Jacobs started his career with The Kroger Co., the largest US food retailer, where he was involved in a variety of disciplines within the Corporate Finance and Corporate Operations departments.

    Mr. Jacobs earned a BA in Business Administration from the University of South Florida, and earned a Masters of Business Administration in Finance from the University of Cincinnati.


    David A. Auerbach, Chief Operating Officer and Executive Vice President. Mr. Auerbach joined us in 1992. Mr. Auerbach has over 30 years of experience with technology-based companies in sales, marketing and general management. In his role of Chief Operating Officer, he had overall responsibility for our day-to-day operations and is directly responsible for managing the sales and marketing area. Prior to joining us, he was Senior Vice President, Sales and Marketing with Scantron Corporation from 1984 to 1992. From 1966 to 1984, he was with Xerox Corporation, where he held various sales and marketing management positions including Region Sales Product Manager, Branch Manager in Los Angeles and Region Sales Program Manager, Western Region.


    Mr. Auerbach earned a Bachelor of Science degree in Marketing from California State University Long Beach.


    Mr. Auerbach's duties as an officer and employee terminated effective June 30, 2002.


    David Berg, Chief Technical Officer and Senior Vice President. Mr. Berg joined us in 1996. From 1992 to 1996, Mr. Berg was with Borland International, where he was Senior Software Engineer II and Project Leader. Mr. Berg has worked extensively with C, C++, Delphi, Object PAL and Assembly with his latest project being Paradox Windows 7.0+. From 1988 to 1992, he was President and founder of a 14-person software development, consulting and training firm located in Southern California. Mr. Berg also spent seven years as a programmer at Lucky Stores and Santa Fe Pacific Pipelines.

    Mr. Berg earned a Bachelor of Science degree in Information and Computer Science from the University of California, Irvine.

    Stephen P. DeSantis, Chief Financial Officer and Corporate Secretary. Mr. DeSantis has over 17 years of financial management experience in both the private and public sectors. In his role as our Chief Financial Officer/Corporate Secretary, he is responsible for corporate governance issues, SEC compliance, business planning, corporate strategic communications, and securing financing for the Company. Mr. DeSantis also manages the investor relations, finance, accounting, IT and human resource departments. He began his career in 1985 with Coopers & Lybrand, LLP, in Los Angeles. From 1989 to 1993 he held the position of Corporate Controller at Cassette Productions Unlimited, Inc. From 1993 to 1995 he held the position of Controller for TCI.

    Mr. DeSantis earned a Bachelor of Arts degree from the University of Southern California and is a certified public accountant. Additionally, Mr. DeSantis earned a Masters of Business Administration in Finance and Operations Management from the University of Southern California.

Directors

    Jay Houlihan, Director. Mr. Houlihan joined the Board of Directors in 2001. Mr. Houlihan has served as General Partner and Managing Director with InnoCal Venture Capital since 1994. Mr. Houlihan is an experienced investor and venture capital manager working with early stage technology companies in the areas of information technology, Internet applications, and health care information systems. Mr. Houlihan is currently a Director of LifeMasters Supported SelfCare, Maret Corporation and Accruent. Prior to joining InnoCal, Mr. Houlihan spent nine years with Boston Capital Ventures (BCV), an early stage venture capital partnership based in Boston. At BCV, he served on the Board of Directors of six portfolio companies in the areas of software, health care and information technology.

    Mr. Houlihan received a BA in Political Science from Middlebury College and an MBA from the Boston University School of Management.

    Todd G. Gardner, Director. Mr. Gardner joined the Board of Directors in 2002. Mr. Gardner has served as Director with Blue Chip Venture Company since 1996 where he leads the firm's retail systems investment practice. Prior to joining Blue Chip, Mr. Gardner spent four years at Deloitte & Touche LLP Consulting in Chicago, where he focused on deploying information technology systems and developing performance measurement systems. Prior to Deloitte, Mr. Gardner spent four years with PNC Bank as a commercial lender. Mr. Gardner is an experienced investor and venture capital manager working with early stage technology companies. Mr. Gardner is currently a director of Atomic Dog, Feature Foods, Jay Industrial Technologies Group, Knowlagent, SimonDelivers and Spotlight Solutions.

    Mr. Gardner received a BA, Cum Laude, from DePauw University in 1987 and a MBA, Cum Laude, from Indiana University in 1993.


    Donald L. Jans, Director. Mr. Jans joined the Board of Directors in 1995. Mr. Jans is currently the President of Customer Focus Consulting, Inc. Mr. Jans held the position of Senior Vice President and General Manager of Relay Divisions Asea-Brown Boveri Power T&D Co., Inc. and Westinghouse Electric Corporation from 1986 to 1993. He had full strategic and operations responsibility for the divisions' various locations and was involved in strategies and sales in markets throughout the world. >From 1974 to 1986, he held top-level marketing and general management positions within various divisions of Westinghouse.


    Mr. Jans earned a Bachelor of Science Degree, Electrical Engineering, from Gonzaga University and completed the Advanced Management Program at the Harvard University Graduate School of Business Administration, has a certificate in Business Management from the University of Utah.

    John E. Josephson, Director. Mr. Josephson joined the Board of Directors in 1996. Mr. Josephson is an independent business consultant. He has considerable senior executive experience in the retail grocery industry. From 1989 to 1995, he was President and Chief Executive Officer of Big Bear Stores/Penn Traffic Company. From 1983 to 1989, he served as Senior Vice President of Finance & Chief Financial Officer of P&C Foods/Penn Traffic Company. From 1964 to 1983, he was with The Kroger Company, where he rose to division Controller.

    Mr. Josephson earned a Bachelor of Business Administration from Ohio University.


    Mark T. Koulogeorge, Director. Mr. Koulogeorge has been a member of our Board of Directors since 1999. He has served as a Managing Director of MTK Capital investment firm since. Prior to joining MTK Capital in 2001, Mr. Koulogeorge served as managing director of First Analysis Venture Capital since 1994 leading the firm's Internet and e-commerce investment practice. Prior to joining First Analysis in 1994, Mr. Koulogeorge was an executive officer and Vice President of Eagle Industries, Inc., a diversified manufacturer from 1991 through 1994. Mr. Koulogeorge is a director of GreatFood, Inc.


    Mr. Koulogeorge holds an M.B.A. degree from Stanford University and a B.A. degree in Economics from Dartmouth College.

    Daniel Raynor, Director. Mr. Raynor has been a Director since 2001. Mr. Raynor is a managing partner of The Argentum Group, a private equity firm, a position he has held since 1987. Mr. Raynor serves on the Board of Directors of NuCo2, Inc., and COMFORCE Corporation, all of which are reporting companies under the Securities Exchange Act of 1934. In addition, Mr. Raynor serves on the Board of several privately-held technology and business service companies, including two application software companies.

    Mr. Raynor earned a Bachelors of Science in economics from The Wharton School, University of Pennsylvania.

Directors Who Resigned

    David A. Auerbach and Alfred Morris resigned from our Board of Directors in December of 2001 in order to accommodate the Director positions associated with our fund raising efforts in the later part of 2001 and the first quarter of 2002.

    Mr. Auerbach's duties as an officer and employee terminated effective June 30, 2002.


Item 6.  Executive Compensation.


The following table sets forth information concerning the annual and long-term compensation paid by us for services rendered in all capacities during the fiscal years ended December 31, 2001, 2000 and 1999, for those persons who served as (i) chief executive officer and each of our remaining three executive officers. We refer to these individuals as our "named executive officers."


                           SUMMARY COMPENSATION TABLE

                                                                Long-Term
                                       Annual  Compensation    Compensation
                                       ------  ------------    ------------
                                                                Securities
                                        Salary    Bonus         Underlying        All Other
Name and Principal Position    Year      ($)       ($)         Options(#)(1)    Compensation(2)
---------------------------    ----      ---       ---         -------------    --------------
Lance C. Jacobs                2001    217,289    51,322                -           4,175
Chairman, President and        2000    201,920         -                -           4,175
  Chief Executive Officer      1999    165,592    21,942          237,500           1,675
David A. Auerbach (3)          2001    171,021    33,045                -           3,953
Chief Operating Officer and    2000    162,241         -                -           4,035
  Executive Vice President     1999    151,270    19,936          212,500           2,505
David Berg                     2001    151,980    29,779                -           2,500
Chief Technical Officer and    2000    143,420         -                -           2,500
  Senior Vice President        1999    128,225    17,275          175,000               -
Stephen P. DeSantis            2001    153,156    29,611                -           2,220
Chief Financial Officer and    2000    139,787         -                -           4,035
  Corporate Secretary          1999    121,904    17,381          175,000           1,432

(1) The amounts shown in this column represent stock options granted pursuant to our 1993 Equity Incentive Plan. All options, with the exception of David Auerbach's 129,156 options and Stephen DeSantis's 8,000 options here listed have been cancelled under the Exchange Program. Reissuance of these options occurred on June 28, 2002 at exercise prices equal to the fair market value of $0.25 per share.


(2) Consists of our contributions to each named executive officer's 401(k) plan and term-life insurance plan.


(3) Mr. Auerbach's duties as an officer and employee terminated effective June 30, 2002.


    In addition to the foregoing, we provide the following additional benefits:
(i) medical and dental coverage for all employees (a small contribution is required by each employee); and (ii) a term life insurance coverage for all employees equal to the employee's basic compensation up to a maximum of $50,000.

Option Grants

    We have not granted options to our executive officers since 1999.

Options Exercised

    Our named executives did not exercise any stock options during the fiscal year ended December 31, 2001. The following table sets forth the number of and value of the named executive officers' unexercised options at year-end based upon a fair market value of $0.25 per share. We determined the fair market value in good faith as of December 31, 2001. The value of unexercised in-the-money options at December 31, 2001 represents an amount equal to the difference between the fair market value of the common stock and the option exercise price, multiplied by the number of unexercised in-the-money options.


                      Number of Securities Underlying
                     Unexercised Options at December 31,      Value of Unexercised in-the-money
                                   2001                         Options at December 31, 2001

Name (1)               Exercisable      Unexercisable           Exercisable     Unexercisable
--------               -----------      -------------           -----------     -------------
Lance C. Jacobs(2)          -                -                       -               -
David A. Auerbach (3)    129,156             -                    $6,458             -
Stephen P. DeSantis (4)    8,000             -                      $400             -
David Berg (5)              -                -                       -               -


(1) Under the Exchange Program, a significant number of employees and directors tendered select option grants and those option grants have been cancelled by us. On June 28, 2002 we issued 1,680,828 shares of common stock at an exercise price of $0.25 per share, the then, current fair market value of our common stock in exchange for those cancelled.

(2) Does not include options to purchase 522,900 shares of common stock which were cancelled in connection with the Exchange Program and reissued on June 28, 2002.

(3) Does not include options to purchase 310,800 shares of common stock which were cancelled in connection with the Exchange Program and reissued on June 28, 2002.

(5) Does not include options to purchase 293,000 shares of common stock which were cancelled in connection with the Exchange Program and reissued on June 28, 2002.

(6) Does not include options to purchase 321,800 shares of common stock which were cancelled in connection with the Exchange Program and reissued on June 28, 2002.


Employment Agreements


    We have entered into Employment Agreements with Lance C. Jacobs, Chief Executive Officer; David A. Auerbach, Chief Operating Officer; Stephen P. DeSantis, Chief Financial Officer and David Berg, our Chief Technology Officer. All agreements are identical except for the dollar amounts, which are determined by our compensation committee. The agreements take effect on the employee's date of hire and renew annually. The agreements provide for:

    o  annual base salaries as provided by our Compensation
       Committee
    o  a management bonus plan as established by our Compensation
       Committee
    o  $500,000 in disability and life insurance

    The agreements also provide for guaranteed severance payments upon termination or change in control unless the employee was terminated for a felony, fraud or material breach of duty. The agreements further contain confidentiality, non-competition, proprietary rights and dispute resolution provisions.

    Mr. Auerbach's duties as an officer and employee terminated effective June 30, 2002. In connection with his termination, we entered into an Agreement and Release dated June 30, 2002 with Mr. Auerbach which provides Mr. Auerbach with continued payment of his base salary through June 30, 2003, continued coverage under the Company's group health insurance plan (including medical, prescription, dental and eye care), continued participation in the Company's 401k plan, and its long term disability plan, payment of premiums of a life insurance policy and a lump sum payment payable on June 30, 2002 equal to five weeks of accrued vacation. Payment of foregoing severance benefits lasts until June 30, 2003 and is contingent upon Mr. Auerbach refraining from becoming directly or indirectly an owner, employee or director of any business which competes with TCI in any geographical area where TCI does business. In addition, Mr. Auerbach's stock options for 310,800 shares of common stock will be fully vested and exercisable by June 30, 2003 and will continue to be exercisable for 10 years from the date of their original issuance. In addition, until June 30, 2003 Mr. Auerbach has agreed not to solicit any employee, consultant or an independent contractor of the Company or any potential customer or partner of the Company to sever or modify their relationship with the Company in any respect.


Directors Compensation

    Non-employee directors earn an option to purchase 1,000 shares of our common stock for each board meeting attended. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with business relating to us. Pursuant to our 1993 Non-Employee Directors' Stock Option Plan and 2001 Non-Employee Directors' Stock Option Plan, (collectively the "Directors' Plans") each non-employee director receives upon the date of initial election to the Board of Directors an option to purchase 10,000 shares of our common stock. On the date immediately following our annual stockholders meeting of each year, each non-employee director who has been a non-employee director for at least three months prior to such date, receives an additional option to purchase 5,000 shares of our common stock. All options granted under the Directors' Plans are 100% vested on the date of grant. Exercise prices for each option granted are equal to the fair market value of our common stock on the date granted.

Board Committees

    Our Board of Directors currently has three standing committees: an Audit Committee, a Compensation Committee and a Marketing Committee.


    Audit Committee - The board has established an Audit Committee. Annually, the board establishes the committee members. During 2000 and 2001 the committee consisted of John E. Josephson (Chairman), Dan Raynor and Al Morris. In 2002, our board elected John E. Josephson (Chairman), Jay Houlihan and Todd G. Gardner to the Audit Committee. Each of the members of the Audit Committee qualifies as an `independent' director. The Audit Committee has the following responsibilities: make such examinations as are necessary to monitor our corporate financial reporting and the internal and external audits;

        o provide to the board, the results of it's examinations and recommendations derived from such examinations;
        o outline for the board, improvements made, or to be made in internal accounting controls;
        o   nominate independent auditors; and
        o provide additional information and materials as it may deem necessary to make the board aware of significant financial matters that require board attention.

    Compensation Committee - Annually the board establishes the committee members of the Compensation Committee. In 2000 and 2001 the committee consisted of Donald L. Jans (Chairman), John E. Josephson, Mark T. Koulogeorge and Al Morris. In 2002, our board elected Jay Houlihan (Chairman), John E. Josephson and Mark T. Koulogeorge to steer this committee. The Compensation Committee has the following responsibilities:

        o   review our executive compensation policy;
        o   administers our stock purchase and stock option plans; and

        o   makes recommendations to the board regarding such matters.


    Prior to establishing the compensation committee, all compensation decisions were made by the Board of Directors. No interlocking relationship exists between our Board of Directors or compensation committee and the Board of Directors or compensation committee or any other company, nor has any such interlocking relationship existed in the past.


    Marketing Committee - In 2002, we established a Marketing Committee. Mark T. Koulogeorge (Chairman), Donald L. Jans, Lance C. Jacobs and Jay Houlihan were elected as Marketing Committee members. The Marketing Committee has the following responsibilities:

        o actively participate in the search for a VP of Marketing and VP of Services;
        o   focus on our positioning within our target markets;
        o developing a marketing process that will enhance our existing value proposition.


Stock Option Plans


    Our equity incentive program is comprised of two separate plans, each with two separate elements. The first plan is our 1993 Equity Incentive Plan and consists of the following elements: (1) the 1993 Equity Incentive Plan and (2) the 1993 Non-employee/Directors Stock Option Plan (collectively, the "1993 Plans"). The second plan is the 2001 Equity Incentive Plan and consists of the following elements: (1) the 2001 Equity Incentive Plan and (2) the 2001 Non-employee/Directors Stock Option Plan (collectively, the "2001 Plans" and together with the 1993 Plans, the "Plans"). The purpose of our plans is to provide our employees, directors and consultants an opportunity to benefit from increases in the value of our stock through (i) incentive stock options, (ii) non-statutory stock options, (iii) stock bonuses, (iv) rights to purchase restricted stock, and (v) stock appreciation rights. The Plans were adopted by the Board of Directors, and approved by shareholders. Stock options may also be granted by the Board of Directors outside the Plans. Offerees may obtain copies of the Plans from us upon request.

    We have granted options to purchase an aggregate of 3,712,870 shares of our common stock to our employees and directors under the Plans.

    On November 12, 2001, we presented the Exchange Program to our employees and directors. On December 10, 2001, we cancelled, stock options representing an aggregate of 3,126,877 shares of our common stock pursuant to the Exchange Program. On June 28, 2002, we reissued 3,092,677 replacement options under our 1993 Option Plan to our employees and directors at $0.25 per share, which represented the then current fair market value of our common stock based on an independent valuation conducted by LH Friend and Company of Irvine, California.

    Additionally, on August 27, 2002, the board of directors authorized the future grant of options to purchase an aggregate of 6,197,886 shares of our common stock to certain employees under our 2001 Equity Incentive Plan and options to purchase an aggregate of 6,000 shares to certain non-employee directors under our 2001 Non-Employee Director's Stock Option Plan (collectively, the "2001 Plans"). All options will be granted at the fair market value on the date of grant. We expect to grant these options upon the completion of the Security Exchange Commission's review of our Form 10-SB that was filed on April 30, 2002 and all amendments thereto.


401(k) Plan

    Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Under the terms of our 401(k) plan, we match dollar for dollar every dollar an employee contributes up to $250 dollars. For every dollar an employee contributes over $250 dollars, we will match that dollar with $0.25 cents up to 6% of each employee base salary, not to exceed $2,500 dollars a year. Participants are immediately 100% vested in their contributions and the amounts matched by us.

Item 7.  Certain Relationships and Related Transactions.


Series A Preferred Stock

   In connection with our private placement financing in 1999 with certain institutional investors, we sold shares of Series A Preferred Stock to the following members of our Board of Directors and beneficial owners at $1.06 per share in the amounts stated:

   5% Stockholders                                 Shares(1)
   ------------------                              ---------

   Argentum Capital Partners II L.P.               5,000,000

   Argentum Capital Partners L.P.                  1,000,000

   TCI ACPII Limited Partners L.P.                 1,400,000

   Infrastructure & Environmental Private
   Equity Fund, III L.P.                           3,200,000

   Environmental & Information Technology
   Private Equity Fund III, a German civil
   Partnership                                       800,000



   Directors
   ---------

   Mark T. Koulogeorge                               800,000

   Guarantee & Trust Co., TTEE Daniel Raynor
   GTC IRA                                           100,000

(1)Share figures represent shares of common stock issuable upon conversion of the shares of Series A Preferred Stock pursuant to the Series A Preferred Stock's anti-dilutive rights. Each share of outstanding Series A Preferred Stock is convertible into 2.12 shares of common stock.


Series B Preferred Stock

   In connection with the private placement of Series B Preferred Stock that occurred in stages from December 2001 through April 2002, we sold shares of Series B Preferred Stock to the following members of our Board of Directors and beneficial owners at $0.50 per share in the amounts stated:

   5% Stockholders                                 Shares(1)
   ---------------                                 ---------

   InnoCal II, L.P.                                7,000,000

   Argentum Capital Partners II L.P.               2,015,498

   Argentum Capital Partners L.P.                    303,030

   TCI ACPII Limited Partners L.P.                   226,424

   Productivity Fund IV, L.P.                      7,444,150

   Productivity Fund IV Advisors Fund L.P.           286,154

   Infrastructure & Environmental Private
   Equity Fund, III L.P.                           1,142,108

   Environmental & Information Technology
   Private Equity Fund III, a German civil
   Partnership                                       285,527


   Blue Chip Capital Fund IV Limited Partnership   6,000,000


   Directors
   ---------

   Mark T. Koulogeorge                               809,875

   Guarantee & Trust Co., TTEE Daniel                 16,174

   Raynor GTC IRA



Other Related Parties


    John E. Josephson, a member of our Board of Directors also serves our customers as an independent consultant for our services department. In the year ended 2001 and the nine months ended September 30, 2002 we paid him $11,800 and $1,185, respectively, for services he provided as a consultant for our organization.


    Deborah Berg, the wife our Chief Technical Officer, David Berg, has been an employee of ours since May 6, 1997. The couple married on May 10, 2000. In 2001, we paid her $68,015 for her services as a manager within our Sales Support department. Mrs. Berg has no direct or indirect reporting relationship to David Berg.


    Ms. Berg's duties as an employee terminated on May 28, 2002.


Item 8.  Description of Securities.


    As of November 15, 2002, our authorized capital stock consists of 97,081,139 shares, 64,281,818 shares of which are common stock, par value $0.001 per share, and 32,799,321 shares of preferred stock, par value $0.001 per share. 6,146,227 shares of preferred stock constitute Series A Preferred Stock and 26,653,094 shares of preferred stock constitute Series B Preferred Stock.


Common Stock


    As of November 15, 2002, there were 12,821,163 shares of common stock outstanding that were held by 1,335 record holders, constituting approximately 1,150 stockholders.


    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or our winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

    Pursuant to our Bylaws, holders of our common stock may not sell, assign, pledge, or in any manner transfer any shares or any right or interest therein, whether voluntarily or by operation of law, of by gift or otherwise, except under certain circumstances, such as the transfer to a holder's immediate family or to any custodian or trustee for the account of such holder or their immediate family. Any proposed sale or transfer of shares of common stock are subject to a right of first refusal in our favor which provides us with thirty days following receipt of notice of the proposed sale or transfer to purchase the shares proposed to be sold or transferred. If the right of first refusal is not exercised, the holder may within sixty days thereafter consummate the proposed sale or transfer. These restrictions on transfer and right of first refusal do not apply to any shares of common stock into which shares of our preferred stock have been converted.

Preferred Stock


    As of November 15, 2002 there were 5,816,037 shares of Series A Preferred Stock outstanding held of record by 8 holders, and 26,653,094 shares of Series B Preferred Stock held of record by 9 institutional investors and 42 participating existing holders of common stock. The following discussion summarizes the rights, privileges, and preferences of the preferred stock.


Dividends

    The Series B Preferred Stock, together with the Series A Preferred Stock are entitled to receive cumulative dividends at a rate of 8% of the original issuance price per annum, prior to the declaration of any dividend of the common stock or upon our Liquidation Event (as such term is defined below) (the "Preferred Dividend"). In addition to the cumulative dividends, holders of Series A Preferred Stock are entitled to receive an additional dividend of $.06033 per share payable in authorized but unissued shares of Series A Preferred Stock valued at the original issuance price (the "Series A PIK Dividend"). As a result, we have reserved a total of 330,189 shares of Series A Preferred Stock to be issued upon payment of the Series A PIK Dividend. The Preferred Dividend and the Series A PIK Dividend shall be payable, whether or not declared by the Board of Directors, upon the effective date of a Liquidation Event (defined below). The Series A PIK Dividend shall also be payable upon the mandatory or voluntary conversion of all outstanding shares of Series A and Series B Preferred Stock to common stock.

Liquidation Preference

    Upon a Liquidation Event, the holders of the Series B Preferred Stock, together with the Series A Preferred Stock, are entitled to receive in preference to the holders of the common stock an amount per share equal to their original issuance price. In addition, holders of the Series B Preferred Stock are entitled to receive, in preference to holders of the Series A Preferred Stock and the common stock, an amount equal to all accrued but unpaid dividends on the Series B Preferred Stock. Holders of the Series A Preferred Stock then receive their accrued and unpaid dividends. After the preferences of the Series A Preferred Stock and Series B Preferred Stock have been satisfied, both the Series A Preferred Stock and the Series B Preferred Stock participate in liquidating distributions with the common stock on an as-converted to common stock basis.


    A Liquidation Event is defined as our (i) voluntary or involuntary liquidation, dissolution or winding up, (ii) a merger, consolidation or sale of voting control in which our stockholders, immediately after the merger, consolidation or sale do not own a majority of the outstanding shares of the surviving corporation or (iii) the sale or lease of substantially all of our assets, technology or intellectual property.

    Holders of preferred stock may under certain circumstances cause the occurrence of a Liquidation Event under the stockholder agreement, as amended, between us and certain holders of preferred stock. The stockholders agreement provides that if on or after the fifth anniversary of the first issuance date of the Series B Preferred Stock the preferred stockholders by a vote of the Required Preferred Percentage approve the sale of all or substantially all of our assets or all of our capital stock, then the other stockholders who are parties to the stockholders agreement will vote their shares in favor of an participate in such sale. A merger, consolidation or change in control of our voting common stock would require our liquidation.

    The Required Preferred Percentage shall mean the vote or written consent of at least fifty-eight percent (58%) of the preferred stock voting together as a single class on an as converted to common stock basis which must include the vote or written consent of the preferred stock held by InnoCal II, L.P. ("InnoCal") or Blue Chip Capital Fund IV Limited Partnership ("Blue Chip"), or their successors or assigns, as long as InnoCal or Blue Chip, or their successors or assigns individually or in the aggregate hold at least 25% of the outstanding preferred stock on an as converted to common stock basis.


Conversion and Antidilution Rights

    The holders of the Series A Preferred Stock and the Series B Preferred Stock shall have the right to convert their shares into shares of common stock at the option of the holder at any time. In the event of (i) an initial public offering resulting in gross proceeds of $20 million or more, or (ii) upon the written consent of the Required Preferred Percentage, the Series A and B Preferred Stock will be automatically converted into shares of common stock without any action of the holder.


    Both the Series A Preferred Stock and the Series B Preferred Stock are entitled to "full-ratchet" antidilution rights. Such rights reduce the conversion price of the preferred stock in the event of our subsequent issuances of securities at prices that are less than the then applicable conversion price (currently $0.50 per share). Under "full-ratchet" antidilution, the conversion price of the preferred stock is reduced to the price at which the dilutive securities are issued. A reduction in the conversion price will result in an increase in the number of shares of common stock that can be issued upon conversion and a corresponding increase to the number of votes to which the Series A and Series B Preferred Stock shall be entitled (as voting rights for the Series A and Series B Preferred Stock are determined on an as-converted to common stock basis). As a result of the "full-ratchet" antidilution rights previously afforded to the Series A Preferred Stock, the issuance to the Preferred Investors of the Series B Preferred Stock resulted in an adjustment to the applicable conversion ratio of the Series A Preferred Stock, resulting in the number of shares of common stock into which Series A Preferred Stock are convertible to increase from 5,816,037 to

12,330,000 shares. Additionally, if 330,189 shares of Series A Preferred Stock are issued as a result of the Series A PIK Dividend, holders of Series A Preferred Stock will be entitled to convert the shares received in the Series A PIK Dividend into 700,000 shares of our common stock.

    Certain exceptions exist to these antidilution provisions that permit us to issue securities below the applicable conversion price of the Series A Preferred Stock or Series B Preferred Stock. These exceptions include, among others, (i) the issuance of restricted stock or stock options to officers, directors, employees or consultants as approved by our Board of Directors pursuant to a stock option or equity incentive plan, or (ii) stock or stock options issued in connection with equipment lease financing arrangements, credit agreements, debt financings or other commercial transactions approved by the Board of Directors, including a majority of the directors appointed by the holders of the preferred stock and the Required Preferred Percentage (as defined below).


Redemption.

    There are no redemption or sinking fund provisions available to the preferred stock. Redemption rights previously provided to the Series A and Series B Preferred Stock in previous versions of our certificate of incorporation were eliminated in our Fourth Amended and Restated Certificate of Incorporation (the "Restated Certificate"). In addition, holders of Series A and Series B Preferred Stock as of December 31, 2001 expressly waived their redemption rights effective as of the date their shares preferred stock were first issued.

Preemptive Rights

    Pursuant to the Amended and Restated Stockholders Agreement, as amended, between us and holders of our preferred stock, each holder of our preferred stock has pre-emptive rights with respect to any securities issued by us, except under certain circumstances. Such rights afford each holder a right to purchase all or any part of his or its pro rata share of the securities being issued by us. These preemptive rights do not apply to issuances of (i) shares issued in connection with any stock split, stock dividend or recapitalization; (ii) shares of restricted stock or stock options granted to officers, directors, employees, advisors or consultants as approved by our Board of Directors (which approval must include the affirmative vote of a majority of the directors appointed by holders of preferred stock); (iii) shares issued upon conversion of or as a dividend or distribution on the preferred stock, (iv) shares issued upon exercise or conversion of options, warrants or convertible securities outstanding as of December 21, 2001; (v) shares or rights to purchase stock issued in connection with equipment lease financing arrangements, credit agreements, debt financings with commercial lenders or other commercial transactions which are not principally designed for fund raising approved by the board of directors (which approval must include the affirmative vote of a majority of the directors appointed by holders of preferred stock); (vi) shares or rights to purchase stock issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors (which approval must include the affirmative vote of a majority of the directors appointed by holders of preferred stock); (vii) shares sold in the company's initial public offering of $20 million or more; (viii) shares of Series B Preferred Stock and shares of common stock issued upon conversion of such shares of Series B Preferred Stock, and (ix) shares issued pursuant to the Series A PIK Option.

    Additional Protective Provisions

    A variety of additional protective provisions exist in favor of the preferred stock including the limitation on further issuances of preferred stock having rights senior or equivalent to the preferred stock without obtaining the consent of at least two-thirds of the Series A Preferred Stock (for changes that affect the Series A Preferred Stock) and without obtaining the consent of at least three-fourths of the Series B Preferred Stock (for changes that affect the Series B Preferred Stock). This may affect our ability to seek equity financing in the future unless the terms of such financing are subordinate to the rights, powers, preferences or privileges of the Series A and Series B Preferred Stock.


    The protective provisions also prohibit us, without the prior consent of the holders of the Required Preferred Percentage (defined below), from engaging in certain activities including paying any dividends, redeeming any stock, liquidating, or consummating a merger or consolidation, or sale that would be a Liquidation Event, acquiring another company, changing the authorized number of directors, amending or waiving any provision of our Restated Certificate, increasing or decreasing the authorized number of shares of common stock or preferred stock, incurring indebtedness in excess of $3 million unless the affirmative vote of the majority of the directors elected by the preferred stock is obtained, changing our primary business or creating any new class or series of shares having any rights, powers, preferences or privileges superior to or on parity with the Series A or Series B Preferred Stock. These restrictions could significantly reduce our ability to effect a transaction for the benefit of the holders of common stock as holders of preferred stock will have the power to block any proposed transaction in their sole discretion. This may mean that we are unable to consummate a merger or sale or cause a liquidation that otherwise would have been able to consummated by mere approval of the majority of the outstanding shares or by approval of the Board of Directors alone.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


    There is no market and we presently do not intend to make a market for our common stock.

    During the last two years no dividends were paid on our common stock. We have no present intention to pay any dividends on our common shares in the foreseeable future. Any payment of dividends on the common stock is subject to the rights of Series A and Series B Preferred Stock.


    As of November 15, 2002 there were 1,335 holders of record, constituting approximately 1,150 stockholders.


    Our Series A and Series B Preferred Stock receive dividends of 8% of their stated value (which is $1.06 and $0.50, respectively). These dividends accrue (whether or not declared by our Board of Directors) and are cumulative from the shares date of issuance. Accrued dividends on the Series A and Series B Preferred Stock become payable upon our sale or liquidation and other circumstances as defined and set forth in our Restated Certificate.

Item 2.  Legal Proceedings: None

Item 3.  Changes in and Disagreements with Accountants: None


Item 4.  Recent Sales of Unregistered Securities.


    The following lists of all transactions involving sales of our securities within the past three years. None of the securities listed were sold in a public offering or through or with the assistance of any underwriter or broker-dealer.

Employee and Director Equity Incentive Plans


    We have granted options to purchase an aggregate of 3,712,870 shares of our common stock to our employees and directors under our 1993 Equity Incentive Plan, 1993 Non-Employee Director's Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Director's Stock Option Plan. This number of shares represents the total number of options granted to date since the adoption of such plans. Exercise prices for the options ranged from $0.20 to $2.00 per share. These option grants as well as the shares of common stock issued upon exercise of such options were exempt under Rule 701 of the Securities Act of 1933, as amended (the "Act").

    Additionally, on August 27, 2002, the board of directors authorized the future grant of options to purchase an aggregate of 6,197,886 shares of our common stock to certain employees under our 2001 Equity Incentive Plan and options to purchase an aggregate of 6,000 shares to certain non-employee directors under our 2001 Non-Employee Director's Stock Option Plan (collectively, the "2001 Plans"). All options will be granted at the fair market value on the date of grant. We expect to grant these options upon the completion of the Security Exchange Commission's review of our Form 10-SB that was filed on April 30, 2002 and all amendments thereto.

Private Placement - Series D Preferred Stock

    On October 22, 1999, our predecessor TCI Management, Inc., issued in a private placement offering, 5,816,037 shares of Series D Redeemable Convertible Participating Preferred Stock ("Series D Preferred Stock") and warrants representing 396,783 shares of Common Stock (the "Warrants") to certain investors for an aggregate price of $6,165,000 in cash. The Warrants, had an exercise price of $1.06 per share and were issued to L.H. Friend, Weinress, Frankson & Presson, Inc. ("L.H. Friend"), our investment banker, as compensation for investment banking services provided to us in connection with the Series D Preferred Stock offering. The offer and sale of the shares and warrants were exempt from the registration requirements of the Act, pursuant to Section 4(2) of the Act. TCI Management, Inc. received written representations from each purchaser of the shares and warrants that such purchaser was an accredited investor, as such term is defined in Rule 501 of Regulation D promulgated under the Act, and that such purchaser was acquiring the securities for investment and for such purchaser's own account and not with a view to, or for resale in connection with, any distribution thereof. The offer and sale of the shares and warrants were not accomplished by any general solicitation or advertising. Appropriate legends were affixed to all share certificates and warrants issued in this transaction.

Formation and Reincorporation Merger


    On June 21, 2001, in connection with our reincorporation as a Delaware corporation, we issued 1,000 shares of Common Stock to TCI Management, Inc. for an aggregate purchase price of $10.00 in cash. The sale of the shares was exempt from registration pursuant to Section 4(2) of the Act. The Common Stock was issued to TCI Management, an accredited investor as defined in Rule 501. The sale of the shares was not accomplished by any general solicitation or advertising. Appropriate legends were affixed to all share certificates issued in this transaction.


    On October 25, 2001, we completed our reincorporation to Delaware by merging with TCI Management. Pursuant to the Agreement and Plan of Merger dated October 12, 2001 between us and TCI Management (the "Merger Agreement"), we issued to the holders of TCI Management's outstanding Series D Preferred Stock one share of our Series A Preferred Stock for each share of Series D Preferred Stock of held. Pursuant to the Merger Agreement, we also issued to holders of TCI Management's outstanding common stock one share of our common stock for each share of common stock of TCI Management held. As a result of the merger, we issued an aggregate of 5,816,037 shares of Series A Preferred Stock and 12,721,963 shares of common stock to the stockholders of TCI Management. We relied on Rule 145(a)(2) of the Act in issuing the shares pursuant to the merger. Our sole purpose in entering into the Merger Agreement and issuing the shares was to change TCI Management's domicile from California to Delaware. Appropriate legends were affixed to all share certificates issued in this transaction.

Offer to Exchange Outstanding Employee and Director Stock Options


    On November 12, 2001, we presented the Exchange Program to our employees and directors. On December 10, 2001 we cancelled, stock options representing an aggregate of 3,126,877 shares of our common stock pursuant to the Exchange Program. Pursuant to the Exchange Program, we issued to optionees new replacement options representing an aggregate of 3,092,677 shares of our common stock on June 28, 2002 at $0.25 per share, which represented the then current fair market value of our common stock based on an independent valuation conducted by L.H. Friend. The Exchange Program was exempt under Rule 701 of the Act.

Private Placement - Series B Preferred Stock and Other Securities

    From December, 2001 to April, 2002, we issued in a private placement an aggregate of 26,653,094 shares of our Series B Preferred Stock to certain investors for an aggregate price of $13,326,547. The consideration was paid in cash, except for $3,032,470 which was paid by the conversion of principal and accrued interest of convertible bridge notes issued in August and November of 2001 in anticipation of the sale of the Series B Preferred Stock (the "Bridge Notes"). The Bridge Notes accrued interest at a rate of 8% per annum. In consideration for the Bridge Notes, we agreed to provide holders of Series A Preferred Stock with the Series A PIK Dividend described in "Item 8 - Description of Securities," of Part I above. Also in connection with the offering of Series B Preferred Stock, in April, 2002, pursuant to a letter of agreement with L.H. Friend, dated June 12, 2001, we agreed to grant to certain principals of L.H. Friend warrants to purchase 675,757 shares of our common stock as compensation for investment banking services performed by L.H. Friend in the offering. L.H. Friend agreed with us that the Warrants for shares of Common Stock previously granted to L.H. Friend for investment banking services performed in the Series D Preferred Stock offering in October of 1999, described above, would be cancelled in 2002 and replaced six months and one day later with new warrants valued at the then fair market value of our common stock.


    The sale of the Bridge Notes, the Series A PIK Dividend, the Series B Preferred Stock and the New Warrants were exempt from registration under the Act pursuant to Rule 506 of Regulation D. We received written representations from each purchaser that such purchaser was an accredited investors as such term is defined under Rule 501 of Regulation D, and that such purchaser was acquiring the securities for investment and for such purchaser's own account and not with a view to, or for resale in connection with, any distribution thereof. The sale of the securities was made without any general solicitation or advertising. On February 5, 2002, we filed a notice on Form D with the Securities and Exchange Commission disclosing the initial sale of the Series B Preferred Stock pursuant to Regulation D. An amendment to this notice on Form D was filed in April, 2002 to include the other securities issued and to otherwise update the information disclosed in the previous filing.

Subsidiary Merger

    In April 2002, we merged our subsidiary Total Control Information, a California limited partnership (the "Partnership"), into us pursuant to an Agreement of Plan of Merger (the "Partnership Merger Agreement") between the Partnership and us. Immediately prior to the merger, we owned approximately 99.5% of the limited partnership interest and 100% of the general partnership interest of the Partnership, with the remaining interests held by 46 individual limited partners. Pursuant to the Partnership Merger Agreement, we issued to each limited partner (other than to ourselves) one share of common stock for each outstanding limited partnership interest held. An aggregate of 98,200 shares of our common stock having a value of $0.25 per share were issued to the limited partners (excluding us). The issuance of common stock was exempt from registration pursuant to Rule 504 promulgated under the Act. The aggregate value of the shares issued was less than $1,000,000. In April 2002, we filed a notice on Form D with the Securities and Exchange Commission disclosing the issuance of the shares of common stock to the limited partners pursuant to the Partnership Merger Agreement.


Changes to Rights of Preferred Stock.


    In April 2002, our preferred stockholders voted on and approved the Restated Certificate, which changed certain rights of the Series A and Series B Preferred Stock. The changes to the preferred stock and the submission of the Restated Certificate to a vote of the preferred stockholders were deemed an offer and sale of securities pursuant to Rule 145(a)(1), promulgated under the Act. The offer and sale, however, were exempt from registration under the Act pursuant to
Section 3(a)(9) of the Act since they were exclusively with our existing security holders and no commission or other remuneration was paid or given for soliciting their approval.


Issuance of Warrant to Comerica Bank-California.

    In June 2002, in connection with the extension of a line of credit by Comerica to us under the Loan and Security Agreement dated August 6, 2002, the Company issued a warrant to purchase 125,000 shares of our common stock at an exercise price of $0.25 a share. The warrant is exercisable through August 6, 2009 and provides for adjustments to the warrant price and the number of shares issued thereunder in the event of certain dilutive transactions. The warrant also provides "piggyback" registration rights upon the registration under the Securities Act of 1933 of any other equity security of the Company equal to those rights provided under the Company's Second Amended and Restated Registration Rights Agreement dated April 10, 2002. The offer and sale of the warrant were exempt from registration under the Act pursuant to Section 4(2) thereunder. We received written representations from Comerica Bank that it was an accredited investor as such term is defined as Rule 501 of Regulation D and that Comerica was acquiring the securities for investment and for such purchaser's own account and not with a view to, or for resale in connection with, any distribution thereof. The sale of the warrant was made without any general solicitation or advertising.

Item 5.  Indemnification of Directors and Officers.


    Our bylaws provide that we shall indemnify our directors and officers and may indemnify other employees and agents to the fullest extent permitted by Delaware law, except with respect to proceedings initiated by these persons, or expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Exchange Act. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify.

    In addition, the Restated Certificate provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:


        o for any breach of the director's duty of loyalty to us or its stockholders,

        o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

        o   under Section 174 of the Delaware Corporation Law or

        o for any transaction from which the director derives an improper personal benefit.


    The Restated Certificate also provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The provision does not affect a director's responsibilities under any other law, including the federal securities laws or state or federal environmental laws.

                                    PART F/S



TCI Solutions, Inc.
and Subsidiary

Consolidated Financial Statements as of
December 31, 2001 and September 30, 2002
(Unaudited) and for the Years Ended
December 31, 2001 and 2000, and the Nine
Months Ended September 30, 2002 and
2001, (Unaudited) and Independent
Auditors' Report

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders of
  TCI Solutions, Inc.
Irvine, California

We have audited the accompanying consolidated balance sheet of TCI Solutions, Inc. and subsidiary (the "Company") as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TCI Solutions, Inc. and subsidiary at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/DELOITTE & TOUCHE LLP

Costa Mesa, California
April 26, 2002

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND SEPTEMBER 30, 2002 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                          2001               2002
                                                                                         (Unaudited)
ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                           $ 5,904,839        $ 5,155,059
  Accounts receivable, net of allowance for doubtful accounts of
    $239,626 at December 31, 2001 and $655,193 at September 30,
    2002 (unaudited)                                                    5,201,437          7,951,226
  Prepaid expenses and other assets                                       267,888            478,846
                                                                      -----------        -----------

           Total current assets                                        11,374,164         13,585,131

PROPERTY, PLANT AND EQUIPMENT:
  Computer equipment                                                    3,129,493          3,883,127
  Furniture and fixtures                                                  420,101            447,904
  Leasehold improvements                                                  149,820            149,821
                                                                      -----------        -----------

                                                                        3,699,414          4,480,852
  Less accumulated depreciation and amortization                       (2,593,760)        (2,877,314)
                                                                      -----------        -----------

           Property, plant and equipment--net                           1,105,654          1,603,538

GOODWILL                                                                  529,031            529,031

OTHER ASSETS                                                              120,740             50,143
                                                                      -----------        -----------

TOTAL                                                                 $13,129,589        $15,767,843
                                                                      ===========        ===========
                                                                                         (Continued)

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND SEPTEMBER 30, 2002 (UNAUDITED)
--------------------------------------------------------------------------------



                                                                                         2001             2002
                                                                                                       (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                   $  1,311,798    $    595,795
  Accrued expenses                                                                      1,394,365       2,267,421
  Current portion of long-term debt                                                        35,014          17,427
  Deferred revenue                                                                        346,997       1,909,909
                                                                                     ------------    ------------

           Total current liabilities                                                    3,088,174       4,790,552

  Long-term debt--net of current portion                                                                   23,613

COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)

STOCKHOLDERS' EQUITY:
  Convertible  Series  A  preferred  stock,  no  par   value--6,146,227   shares
    authorized; 5,816,037 shares issued and outstanding at December 31, 2001 and
    September  30, 2002  (unaudited),  respectively;  liquidation  preference of
    $7,515,300 at September 30, 2002                                                    5,224,128       5,509,993
  Convertible Series B preferred stock, no par value--26,653,094 shares  authorized;  17,200,000 and 26,653,094 shares issued and outstanding at December  31, 2001 and  September  30,  2002  (unaudited),  respectively;
    liquidation preference of $14,000,000 at September 30, 2002                         7,980,963      12,489,638
  Common stock, no par value--64,281,818 shares authorized;
    12,721,963 and 12,722,063 shares issued and outstanding at
    December 31, 2001 and September 30, 2002 (unaudited)                               37,478,686      37,478,792
  Warrants to purchase common stock                                                       285,865          29,238
  Accumulated deficit                                                                 (40,928,227)    (44,553,983)
                                                                                     ------------    ------------

           Total stockholders' equity                                                  10,041,415      10,953,678
                                                                                     ------------    ------------

TOTAL                                                                                $ 13,129,589    $ 15,767,843
                                                                                     ============    ============

See notes to consolidated financial statements.                                                       (Concluded)


TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)
--------------------------------------------------------------------------------



                                                     Years Ended                        Nine Months Ended
                                                     December 31,                         September 30,
                                          --------------------------------     -----------------------------------
                                               2001               2000              2002              2001
                                                                                            (Unaudited)
REVENUES:
  Software licenses                       $ 7,510,538        $ 6,169,448       $ 6,540,551        $ 5,044,491
  Maintenance                               3,271,951          2,579,907         2,462,245          2,421,247
  Services                                  6,750,266          4,906,967         5,295,301          4,938,968
  Other                                     2,042,626          1,356,270         1,541,137          1,602,172
                                          -----------        -----------       -----------        -----------

           Total revenues                  19,575,381         15,012,592        15,839,234         14,006,878

COST OF REVENUES:
  Software licenses                           470,322            371,745           405,655            321,146
  Maintenance                               1,205,659            930,201         1,165,956            885,753
  Services                                  3,926,169          3,656,579         2,761,286          3,008,445
  Other                                     1,338,009            736,060           831,281          1,082,424
                                          -----------        -----------       -----------        -----------

           Total cost of revenues           6,940,159          5,694,585         5,164,178          5,297,768
                                          -----------        -----------       -----------        -----------

GROSS PROFIT                               12,635,222          9,318,007        10,675,056          8,709,110

OPERATING EXPENSES:
  Product development                       3,161,393          3,363,217         3,545,334          3,227,294
  Sales and marketing                       6,801,137          5,765,362         5,625,424          4,356,232
  General and administrative                5,178,991          4,453,685         5,178,915          3,995,744
                                          -----------        -----------       -----------        -----------

           Total operating expenses        15,141,521         13,582,264        14,349,673         11,579,270
                                          -----------        -----------       -----------        -----------
OPERATING LOSS                             (2,506,299)        (4,264,257)       (3,674,617)        (2,870,160)

OTHER INCOME
  (EXPENSE)--Net                             (174,221)           46,013            48,861             (87,145)
                                          -----------        -----------       -----------        -----------

LOSS BEFORE
  INCOME TAXES                             (2,680,520)        (4,218,244)       (3,625,756)        (2,957,305)

PROVISION FOR
  INCOME TAXES                                  4,000              5,200
                                          -----------        -----------       -----------        -----------

NET LOSS                                  $(2,684,520)       $(4,223,444)      $(3,625,756)       $(2,957,305)
                                          ===========        ===========       ===========        ===========


                                                                                                   (Continued)

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)
--------------------------------------------------------------------------------




                                                     Years Ended                        Nine Months Ended
                                                     December 31,                         September 30,
                                          --------------------------------     -----------------------------------
                                               2001               2000              2002              2001
                                                                                            (Unaudited)
Net loss per share
  basic and diluted                              ($0.21)            ($0.34)          ($0.28)            ($0.23)
Weighted-average common shares
  outstanding--basic and diluted             12,721,451         12,366,898        12,722,031         12,721,278


See notes to consolidated financial statements.                                                         (Concluded)

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
--------------------------------------------------------------------------------



                                     Series A                   Series B
                                    Convertible                Convertible
                                  Preferred Stock            Preferred Stock                  Common Stock
                             ------------------------- ----------------------------- -----------------------------
                               Shares         Amount      Shares          Amount        Shares          Amount
BALANCE,
  JANUARY 1, 2000             5,674,527   $ 5,074,128          -       $        -     12,013,437     $ 36,131,767

  Preferred stock issuance      141,510       150,000
  Offering expenses                                                                                        (1,150)
  Exercise of warrants                                                                   701,160        1,335,131
  Net loss
                              ---------   -----------   ----------     ------------   ----------     ------------

BALANCE,
  DECEMBER 31, 2000           5,816,037     5,224,128                                 12,714,597       37,465,748

  Preferred stock issuance                              17,200,000        8,600,000
  Offering expenses                                                        (619,037)
  Exercise of warrants                                                                     7,366           12,938
  Net loss
                              ---------   -----------   ----------     ------------   ----------     ------------

BALANCE,
  DECEMBER 31, 2001           5,816,037     5,224,128   17,200,000        7,980,963   12,721,963       37,478,686

  Unaudited:
    Preferred stock issuance                             9,388,154        4,694,077
    Offering costs                                                         (217,872)
    Cancelation of warrants                   285,865
    Issuance of warrants
    Conversion of accrued
      interest on bridge loans
      into preferred stock                                  64,940           32,470
    Exercise of stock options                                                                100              106
    Net loss
                              ---------   -----------   ----------     ------------   ----------     ------------

BALANCE,
  SEPTEMBER 30, 2002
  (UNAUDITED)                 5,816,037   $ 5,509,993   26,653,094     $ 12,489,638   12,722,063     $ 37,478,792
                              =========   ===========   ==========     ============   ==========     ============


See notes to consolidated statements.




                                          Warrants
                                        to Purchase
                                          Common          Accumulated
                                           Stock            Deficit           Total
BALANCE,
  JANUARY 1, 2000                        $ 285,865      $ (34,020,263)    $  7,471,497

  Preferred stock issuance                                                     150,000
  Offering expenses                                                             (1,150)
  Exercise of warrants                                                       1,335,131
  Net loss                                                 (4,223,444)      (4,223,444)
                                         ---------      --------------    ------------

BALANCE,
  DECEMBER 31, 2000                        285,865        (38,243,707)       4,732,034

  Preferred stock issuance                                                   8,600,000
  Offering expenses                                                           (619,037)
  Exercise of warrants                                                          12,938
  Net loss                                                 (2,684,520)      (2,684,520)
                                         ---------      -------------       -----------

BALANCE,
  DECEMBER 31, 2001                        285,865        (40,928,227)      10,041,415

  Unaudited:
    Preferred stock issuance                                                 4,694,077
    Offering costs                                                            (217,872)
    Cancelation of warrants                285,865)
    Issuance of warrants                    29,238                              29,238
    Conversion of accrued
      interest on bridge loans
      into preferred stock                                                      32,470
    Exercise of stock options                                                      106
    Net loss                                              (3,625,756)       (3,625,756)
                                         ---------      -------------      -----------

BALANCE,
  SEPTEMBER 30, 2002
  (UNAUDITED)                            $  29,238      $ (44,553,983)    $ 10,953,678
                                         =========      =============     ============


See notes to consolidated statements.

TCI SOLUTIONS, INC. AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)
--------------------------------------------------------------------------------


                                                                 Years Ended                      Nine Months Ended
                                                                 December 31,                       September 30,
                                                         -------------------------------   -------------------------------
                                                                2001            2000              2002           2001
                                                                                                      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                 $ (2,684,520)    $(4,223,444)      $(3,625,756)   $(2,957,305)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization                               381,386         393,508           283,554        285,386
    Provision for doubtful accounts                             348,933         742,765           797,000        300,000
    Changes in operating assets and liabilities:
      Accounts receivable                                    (2,038,395)       (821,226)       (3,546,789)    (1,369,661)
      Prepaid expenses and other current assets                 (32,827)        (91,143)         (181,720)       137,193
      Other assets                                               (4,096)        (16,728)           70,597         (2,478)
      Accounts payable                                          196,528         695,661          (716,003)       594,635
      Accrued expenses                                          744,602        (288,726)          905,526        482,314
      Deferred revenue                                         (314,070)         17,125         1,562,912        613,195
                                                           ------------     -----------       -----------    -----------

           Net cash used in operating activities             (3,402,459)     (3,592,208)       (4,450,679)    (1,916,721)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment                 (269,321)       (774,949)         (740,878)      (301,487)
  Insurance proceeds from loss of equipment                      21,515
                                                           ------------     -----------       -----------    -----------

           Net cash used in investing activities               (247,806)       (774,949)         (740,878)      (301,487)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt                         (123,312)       (241,999)          (34,534)       (98,380)
  Proceeds from line of credit                               13,880,531                                        1,385,159
  Repayments on line of credit                              (13,880,531)
  Proceeds from the exercise of warrants                         12,938       1,325,481               106
  Proceeds from sale of common stock                                                                              12,937
  Net proceeds from the issuance of preferred stock           7,980,963         150,000         4,476,205        (26,256)
                                                           ------------     -----------       -----------    -----------

           Net cash provided by financing activities          7,870,589       1,233,482         4,441,777      1,273,460
                                                           ------------     -----------       -----------    -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                            4,220,324      (3,133,675)         (749,780)      (944,748)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                         1,684,515       4,818,190         5,904,839      1,684,515
                                                           ------------     -----------       -----------    -----------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                            $  5,904,839     $ 1,684,515       $ 5,155,059    $   739,767
                                                           ============     ===========       ===========    ===========


                                                                                                               (Continued)

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)
--------------------------------------------------------------------------------


                                                     Years Ended                    Nine Months Ended
                                                     December 31,                     September 30,
                                          --------------------------------   ------------------------------
                                                2001            2000             2002            2001
                                                                                       (Unaudited)
SUPPLEMENTAL  DISCLOSURES OF CASH FLOW
INFORMATION--Cash paid during the period
  for:
    Interest                                 $ 166,918        $ 72,952         $ 28,564        $ 88,221
                                             =========        ========         ========        ========
    Income taxes                             $   5,200         $ 5,400         $               $
                                             =========        ========         ========        ========

NONCASH INVESTING AND FINANCING ACTIVITIES:
  During the nine months ended September 30, 2002, we entered into the following noncash investing and financing activities:
    Obtained $40,560 of equipment under capital lease arrangements.
    Converted $32,470 of accrued interest related to bridge loans to 64,940 shares of Series B preferred stock.
    Canceled warrants to purchase common stock with a recorded value of $285,865, resulting in an increase in preferred stock.
    Recorded warrants to purchase common stock with a recorded value of $29,238.

  During 2001, we entered into the following noncash investing and financing activities:
    Converted $3,000,000 in convertible bridge notes (borrowings in 2001) into convertible Series B preferred stock.

  During 2000, we entered into the following noncash investing and financing activities:
   Issued  a  note  receivable  to a  customer  in the  amount  of
    $814,004, which reduced the trade account receivable due from this customer. Issued common stock valued at $8,500 for warrants that were overpaid in
    1999, amounts of which were included in accrued expenses as of December 31, 1999.

See notes to consolidated financial statements.                      (Concluded)

TCI SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)
--------------------------------------------------------------------------------


1.      NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Business--We were originally organized on June 10, 1983.

        TCI Solutions, Inc., a Delaware corporation, was incorporated on June 21, 2001 and is the surviving corporation in the reincorporated merger with our predecessor TCI Management, Inc., a California corporation, on October 25, 2001. TCI Management, Inc. was formed on September 16, 1992 to act as the managing general partner of Total Control Information ("TCI"), a California limited partnership, formed on June 10, 1983 (formerly called "Timesharing Consultants"). The limited partnership originally operated the business of providing accounting and data processing services to clients on a timesharing basis. The business was later changed to developing and selling software for the retail grocery industry. We were the sole managing general partner of the limited partnership and the holder of more than 99.5% of the outstanding partnership interests at the time that it was merged into us in April 2002.

        We offer retailers a variety of integrated software applications and professional services to help manage merchandise, pricing, workforce, financial, and customer functions and information systems, at both headquarters and store levels. We provide the data infrastructure and capability to automate and support electronic data exchange throughout the enterprise and supply chain. Our products also facilitate enterprise connectivity and enable retailers to quickly and easily share important information with trading partners, business-to-business ("B2B") and business-to-consumer ("B2C").

        Unaudited Information--The information set forth in our consolidated financial statements as of September 30, 2002 and for the nine months ended September 30, 2002 and 2001 is unaudited and reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly our financial position and results of operations for the period. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

        Principles of Consolidation--Our consolidated financial statements include the accounts of TCI Solutions, Inc. and our subsidiary, TCI. All intercompany balances and transactions have been eliminated.

        Basis of Presentation--The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Cash and Cash Equivalents--We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We maintain our cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation for up to $100,000. At December 31, 2001 and September 30, 2002, uninsured amounts held at this financial institution total $5,804,839 and $5,055,059, respectively. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash.

        Accounts Receivable--We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for estimated credit losses, and such losses have been within management's expectations.

        Inventory--Inventory consists primarily of computer hardware and software manual inserts and binders and is stated at the lower of first-in, first-out cost or market.

        Property and Equipment--Property, plant and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful life of five years. Leasehold improvements are amortized over the shorter of the life of the respective leases or the useful life of the improvements. Depreciation expense was $294,900 and $304,556 for the years ended December 31, 2001 and 2000, respectively, and $283,554 and $218,672 for the nine months ended September 30, 2002 and 2001, respectively.

        During 2001, we completed our implementation of an enterprisewide time and expense billing system. $221,500 of external direct costs of materials and services and the payroll-related costs of employees' time devoted to the project have been capitalized pursuant to Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and are included in property and equipment under the caption "Computer equipment." The capitalized costs of the project are being amortized on a straight-line basis over five years. Training costs and the costs to re-engineer business processes are being expensed as incurred.

        Goodwill--Prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, the excess of cost over fair value of net assets acquired was amortized on a straight-line basis over 10 years. We periodically evaluated the recoverability of goodwill based on the future undiscounted cash flows and have determined that there was no impairment of goodwill at December 31, 2001 (see Recent Accounting Developments).

        Long-Lived Assets--We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. Effective January 1, 2002, we adopted SFAS No. 144, which superseded SFAS No. 141 (see Recent Accounting Developments). We periodically review the carrying value of long-lived assets to determine whether or not impairment to such value has occurred. As of December 31, 2001 and September 30, 2002, we have determined that there was no impairment of long-lived assets.

        Revenue Recognition--We license software products under noncancelable perpetual license agreements and provide related services, including consulting and customer support. We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition, as amended and interpreted by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants and guidance of Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, which provides further interpretive guidance for public reporting companies on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB No. 101 did not have a material impact on our licensing or revenue recognition practices.

        Software license revenue is generally recognized when a license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered reasonably assured. If a software license contains an undelivered element, the fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. Revenues attributable to undelivered elements, including consulting services and post-contract support, are based on the average sales price of those elements when sold separately. In addition, if a software license contains customer acceptance criteria or a cancelation right, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period or cancelation right. We do not offer rights of return.

        Services are separately priced, are generally available from a number of suppliers and are not essential to the functionality of our software products. Services, which include project management, system planning, design and implementation, customer configurations and training, are billed on an hourly basis. Services revenue billed on an hourly basis is recognized as the work is performed. Customer support services include post-contract support and the rights to unspecified upgrades and enhancements, when and if available. Maintenance revenues from ongoing customer support services are billed on an annual basis with the revenue being deferred and recognized ratably over the maintenance period.

        Other revenue is recognized when the third-party hardware and software products have been delivered and title has passed.

        Reclassification of Reimbursed Out-of-Pocket Expense--We have adopted the guidance of Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue No. 01-14, Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred. EITF No. 01-14 requires the reclassification of reimbursed expenses in both service revenues and cost of service revenues in our consolidated statements of operations beginning January 1, 2002. We previously classified reimbursed expenses as a reduction in the cost of consulting services. The adoption of EITF No. 01-14 does not impact our total gross profit or operating income, but it will increase total revenues and, as a result, slightly reduce our gross profit and operating margin percentages. Reimbursed expenses were $440,890 for the nine months ended September 30, 2002. In addition, we have increased service revenues and cost of service revenues by $574,705, $698,886 and $420,044 during the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2001.

        Basic and Diluted Net Loss Per Share--Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income
        (loss) for the period by the weighted-average number of common and common equivalent shares outstanding during the period if their effect is dilutive. Common equivalent shares for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 and 2001 of 369,972, 828,901, 55,380 and 862,703, respectively, have been excluded from diluted weighted average common shares as the effect would be antidilutive.

        Income Taxes--We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the liability method in accounting for income taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized.

        Stock-Based Compensation--We account for employee stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

        Comprehensive Loss--SFAS No. 130, Reporting Comprehensive Income, established standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from transactions and other events and circumstances from nonowner sources. There is no difference between net loss and comprehensive loss in our consolidated financial statements for the years ended December 31, 2001 and 2000 and nine months ended September 30, 2002 and 2001.

        Recent Accounting Developments--In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In August 2001, the FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

        SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 141 superseded APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001.

        SFAS No. 142 addresses the financial accounting and reporting requirements for acquired goodwill and other intangible assets. We adopted the provisions of SFAS No. 142 in January 2002. Under SFAS No. 142, we are no longer required to amortize goodwill and other intangible assets with indefinite lives. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.

        In accordance with SFAS No. 142, we were required to perform a two-step transitional impairment test. The first step of this test was completed by June 30, 2002 with the determination of the fair value of our reporting units in order to identify whether the fair value of each reporting unit is less than its carrying amount. Our reporting units are the same as the operating segments defined in Note 10. In the event that the fair value of the reporting unit is less than the carrying amount, the second step of the test would be required to determine if the carrying value of goodwill exceeds the implied fair value. We determined that there was no transitional impairment of goodwill. The adoption of SFAS No. 142 in January 2002 did not have a material impact on our consolidated results of operations and financial position. Amortization expense for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2001 was $88,952, $88,952 and $66,714, respectively, or less than or equal to $0.01 per share.

        We adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions. The adoption of SFAS No. 144 did not have a material impact on our consolidated results of operations and financial position.

        SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 supersedes EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a

        Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

        Use of Estimates--In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Customer Concentrations--We provide credit in the normal course of business to customers throughout the United States. One customer accounted for 25% and 14% of revenue for the years ended December 31, 2001 and 2000, respectively, and 31.3% for the nine months ended September 30, 2002. Approximately 15.8% of accounts receivable was due from one customer as of December 31, 2001. Approximately 28.2% and 12.0% of accounts receivable was due from two customers as of September 30, 2002. All of our customers are in the retail industry.

        Reclassifications--Certain reclassifications have been made to conform the 2000 consolidated financial statements to the 2001 presentation.

2.      ACCRUED EXPENSES

        Accrued expenses at December 31, 2001 and September 30, 2002 consist of the following:

                                                            2001        2002
                                                                     (Unaudited)

        Accrued bonus                                   $  426,071   $  679,859
        Accrued vacation                                   359,324      423,664
        Accrued referral fee                               189,778      275,956
        Accrued marketing and advertising                               119,357
        Accrued management salary                                       127,500
        Accrued commissions                                150,134      298,633
        Accrued other                                      269,058      342,452
                                                        ----------   ----------
        Total accrued expenses                          $1,394,365   $2,267,421
                                                        ==========   ==========



3.      INCOME TAXES

        Our provision for income taxes consists of the following at December 31:


                                                          2001             2000

        Current:
          Federal                                       $      -      $      -
          State                                              4,000         5,200
                                                        ----------    ----------
                                                             4,000         5,200

                                                       2001             2000

        Deferred:
          Federal                                   $(867,867)      $(1,211,449)
          State                                      (120,272)          (60,858)
          Change in valuation allowance               988,139         1,272,307
                                                    ---------       -----------
                                                    $   4,000       $     5,200
                                                    =========       ===========


        Our reconciliation of income tax expense computed at the federal statutory rate of 34% to income tax expense is as follows:


                                                      2001              2000

        Tax at federal statutory rates             $(911,377)       $(1,434,203)
        State income taxes--net                     (129,422)          (191,685)
        Meals and entertainment                       26,012             74,041
        Goodwill                                      30,244             30,244
        Penalties                                      3,962                572
        Other                                         (3,558)
        Change in valuation allowance                988,139          1,526,231
                                                   ---------        -----------
                                                   $   4,000        $     5,200
                                                   =========        ===========


        Deferred income taxes arise from the impact of temporary differences between the amounts of assets and liabilities recorded for tax and financial reporting purposes. The primary differences giving rise to our deferred tax assets and liabilities are as follows at December 31:


                                                      2001               2000

        Deferred tax assets (liabilities):
          Allowance for doubtful accounts         $ 102,656        $    401,539
          Accrued compensation                      146,389              98,429
          Net operating loss carryforwards        6,647,414           5,323,247
          Depreciation and amortization             (29,318)              8,154
          Software development costs                 19,375              67,008
                                                 -----------       ------------
                                                  6,886,516           5,898,377
          Valuation allowance                    (6,886,516)         (5,898,377)
                                                 -----------       -------------
        Total deferred tax assets (liabilities)   $   -            $      -
                                                 ===========       =============



        At December 31, 2001, we had federal and state net operating loss carryforwards of approximately $18,253,942 and $7,786,411, respectively, which begin to expire in 2007 and 2002, respectively. We may experience a greater than 50% change in ownership in any three-year period as defined under Internal Revenue Code Section 382, in which case our ability to utilize the net operating loss carryforwards may be limited.

4.      STOCKHOLDERS' EQUITY

        Convertible Preferred Stock--In July 1999, we raised $5,074,128, net of offering costs of $940,872, from the sale of 5,674,527 shares of Series A convertible preferred stock ("Series A") at $1.06 per share. During July 2000, we sold the remaining 141,510 designated shares of Series A for net proceeds of $150,000.

        On December 21, 2001, we raised $7,980,963, net of offering costs of $619,037, from the sale of 17,200,000 shares of Series B convertible preferred stock ("Series B") at $0.50 per share. In 2001, we received bridge loans, which totaled $3,000,000 that accrued interest at 8% per year. In connection with the Series B financing on December 21, 2001, the bridge loans were fully converted to Series B convertible preferred stock. The accrued interest related to the bridge loans of $32,470 was not converted and is included in accrued liabilities at December 31, 2001.

        During the nine months ended September 30, 2002, we raised $4,476,205 from the sale of an additional 9,388,154 shares of Series B convertible preferred stock at $0.50 per share, net of offering costs of $217,872. Series B convertible preferred stock shares sold during the nine months ended September 30, 2002 have the same rights and preferences as those sold during December 2001. In connection with this sale, the accrued interest related to the bridge loans of $32,470 was converted into 64,940 shares of Series B.

        In connection with the issuance of the Series B preferred stock, we are obligated to grant warrants to purchase 675,757 shares of common stock at an exercise price of $0.25 per share to a third party in consideration for investment banking services. These warrants have not been granted. On the grant date, the fair value of these warrants using the Black-Scholes pricing model will be recorded as a reduction to the preferred stock financing and an increase in warrants to purchase common stock.

        Our Series A and B convertible preferred stock originally contained a redemption feature that was subsequently deleted. The significant terms of our preferred stock are described below:

          Voting Rights--Holders of the preferred stock have the same voting rights as the common stockholders and are entitled to one vote for each share of stock held. Both Series A and B preferred stockholders have the right to elect two directors.

          Liquidation Rights--Holders of the preferred stock are entitled to a preferential distribution of assets in the event of liquidation. Upon the occurrence of any Liquidation Event, as defined below, our assets available for distribution to stockholders, whether from capital, surplus, earnings or otherwise shall be distributed in the following order of priority:

             The holders of the Series A and B are currently entitled to receive, prior to and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock, an amount equal to the stated value of $1.06 per share and $0.50 per share, respectively. The holders of Series B are entitled to receive, in preference to holders of Series A and the common stock, all accrued, but unpaid dividends on Series B. The holders of Series A are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to all accrued but unpaid preferred dividends and the Series A preferred stock PIK Dividend on each share of Series A preferred stock. Our remaining assets available for distribution shall be distributed ratably to the holders of the outstanding shares of our common stock and of our convertible preferred stock as if converted to common stock immediately prior to liquidation.

             A Liquidation Event is defined as our (i) voluntary or involuntary liquidation, dissolution or winding up; (ii) a merger, consolidation or sale of voting control in which our stockholders, immediately prior to the merger, consolidation or sale do not own a majority of the outstanding shares of the surviving corporation, or
             (iii) the sale or lease of substantially all of our assets, technology or intellectual property.

             Holders of preferred stock may under certain circumstances cause the occurrence of a Liquidation Event.

          Dividends--The Series B preferred stock, together with the Series A preferred stock are entitled to receive cumulative cash dividends at a rate of 8% of the original issuance price per year, prior to the declaration of any dividend of the common stock or upon a Liquidation Event, (the "Preferred Dividend"). In addition to the cumulative dividends, holders of Series A preferred stock are entitled to receive an additional dividend of $0.06033 per share, payable in authorized but unissued shares of Series A preferred stock valued at the original issuance price (the "Series A PIK Dividend"). As a result, we have reserved a total of 330,189 shares of Series A preferred stock to be issued upon payment of the Series A PIK Dividend. The Preferred Dividend and the Series A PIK Dividend shall be payable, whether or not declared by the Board of Directors, upon the effective date of a Liquidation Event. The Series A PIK Dividend is also payable on the mandatory or voluntary conversion of all outstanding shares of Series A and Series B preferred stock to common stock.

          Conversion Rights--The conversion price of Series A and B is $0.50 per share. This conversion price is subject to adjustment for certain events, as defined. Series A and B are convertible automatically at the time of a qualified public offering, as defined, or any time at the option of the holder.

        Antidilution Rights--Both holders of designated preferred stock are entitled to "full-ratchet" anti-dilutions rights. Under "full-ratchet" antidilution, the conversion price of the preferred stock is reduced to the price at which the dilutive securities are issued. A reduction in the conversion price will result in an increase in the number of shares of common stock that can be issued upon conversion. The issuance of Series B preferred stock, at $0.50 per share, triggered the "full ratchet" antidilution rights afforded to Series A. As a result, the number of shares of common stock into which Series A are convertible increased from 5,816,037 to 12,330,000 shares. Holders of designated preferred stock are convertible at the holder's option into shares of common stock, on a share-for-share basis. Conversion is automatic in the event of a public offering of our common stock, meeting certain specified criteria.

        Warrants--As of December 31, 2001, 417,415 warrants to purchase common stock are outstanding. The warrants are fully exercisable and can be exercised at prices ranging from $1.06 to $2.00 per warrant through 2005. Included in the 417,415 outstanding warrants are 396,783 warrants to purchase common stock that were issued in connection with the sale of Series A preferred stock. We issued these warrants valued at $285,865 to purchase common stock in exchange for payment of certain offering costs.

        During the nine months ended September 30, 2002, we agreed to cancel warrants to purchase 397,783 shares of common stock. The cancelation was recorded as an increase in preferred stock.

5.      LINE OF CREDIT

        On February 20, 2001, we entered into an agreement with USA Funding, whereby eligible accounts receivable may be factored with full recourse. Borrowings are limited to $2,500,000 and are collateralized by substantially all of our assets, including intellectual property. Borrowings bear interest at the greater of the prime rate (4.75% at December 31, 2001) plus 3.5%, or $3,500 per month. There were no amounts outstanding under this line of credit as of December 31, 2001. The term of this line of credit is one year and automatically renews for each additional year unless written notice is given at least 60 days prior to cancelation. We did not renew the line of credit when it came due on February 20, 2002.

        On August 6, 2002, we entered into a $4,000,000 credit facility with a financial institution comprised of a $1,000,000 equipment line of credit and a $3,000,000 revolving line of credit. Each advance under the equipment line of credit is payable in 36 equal monthly installments, plus interest at 1.0% above the prime rate (4.75% at September 30, 2002). The equipment line of credit expires in March 2006. The revolving line of credit expires in August 2004 and bears interest at 0.5% above the prime rate. Borrowings under the revolving line of credit are limited to 80% of eligible accounts receivable, as defined. As of September 30, 2002, available borrowings under the revolving line of credit were approximately $3,000,000. To date, we have not borrowed any amounts against our credit facility.

        Borrowings under the credit facility are secured by substantially all of our assets and we are required to comply with certain financial covenants and conditions, including quick ratio percentages. As of September 30, 2002, we were in compliance with all covenants included in the terms of the credit agreement.

        In connection with our credit facility, we granted warrants to purchase 125,000 shares of common stock at an exercise price of $0.25 per share to the financial institution. The warrant is immediately exercisable and expires on August 6, 2009. The fair value of these warrants using the Black-Scholes pricing model of $29,238 was recorded as a prepaid financing charge and an increase in warrants to purchase common stock and will be amortized by charges to interest expense over a two-year period.

        Our calculation using the Black-Scholes pricing model used the following assumptions: expected life equal to contractual life of the warrants or seven years, 135% volatility, risk-free interest rate of 4% and no dividends during the expected term.

6.      COMMITMENTS AND CONTINGENCIES

        We lease certain facilities and equipment under agreements that expire at various times through October 2006, which are accounted for as operating leases. Total rental expense for noncancelable operating leases was approximately $1,146,200 and $865,100 for the years ended December 31, 2001 and 2000, respectively, and $560,089 and $471,747 for the nine months ended September 30, 2002 and 2001, respectively. For those noncancelable leases with scheduled rental increases, rent expense is recorded on a straight-line basis over the lease term. Included in accrued liabilities is $80,385 of deferred rent at December 31, 2001 and September 30, 2002.

        We leased equipment with a book value of $101,678 and $103,756, net of related accumulated depreciation of $546,439 and $584,921 at December 31, 2001 and September 30, 2002, respectively, under capital lease agreements.

        At December 31, 2001, future minimum lease payments, under operating and capital leases, consist of the following:

        Year Ending                                    Capital        Operating
        December 31                                    Leases          Leases

        2002                                          $  36,728     $  1,079,856
        2003                                                             838,754
        2004                                                             636,824
        2005                                                             660,255
        2006                                                             400,355
                                                      ---------     ------------

        Future minimum lease payments                    36,728     $  3,616,044
                                                                    ============
        Less amount representing interest                (1,714)
                                                      ---------

        Present value of future minimum lease
          payments and current portion                $  35,014
                                                      =========


        In connection with our facility lease dated June 20, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $150,000. In connection with the financing agreement with a bank entered into on June 30, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $500,000. At December 31, 2001 and September 30, 2002, we had $300,000 of letters of credit outstanding. These amounts are not included in our consolidated financial statements.

        Litigation--In the normal course of business, we are subject to various legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on our consolidated operations, cash flows and financial position.

7.      STOCK OPTIONS

        We maintain two stock option plans for our employees, directors and consultants. The purpose of the plans is to provide employees, directors and consultants an opportunity to participate in our ownership.

        Our 1993 stock option plan consists of: (1) the 1993 Equity Incentive Plan and (2) the 1993 Nonemployee/Directors Stock Option Plan (together, "1993 Option Plan"). The 1993 Option Plan provides for the issuance of up to 4,197,171 shares of common stock to employees, directors and consultants under incentive and nonstatutory stock option grants. Options granted under the 1993 Equity Incentive Plan have a term of 10 years when issued and vest over a five-year period. Options granted under the 1993 Nonemployee/Directors Stock Option Plan have a term of 10 years and vest immediately. Incentive and nonstatutory stock options may be granted at an exercise price equal to the fair market value of our common stock at the date of the grant. At September 30, 2002 there were 571,691 options outstanding and 3,625,480 options available for future grant under the 1993 Option Plan.

        Our 2001 stock option plan consists of: (1) the 2001 Equity Incentive Plan and (2) the 2001 Nonemployee/Directors Stock Option Plan (together, "2001 Option Plan"). The 2001 Option Plan provides for the issuance of up to 5,690,000 shares of common stock to employees, directors and consultants under incentive and nonstatutory stock option grants. Options granted under the 2001 Equity Incentive Plan have a term of 10 years when issued and vest over a five-year period. Options granted under the 2001 Nonemployee/Directors Stock Option Plan have a term of 10 years and vest immediately. Incentive and nonstatutory stock options may be granted at an exercise price equal to the fair market value of our common stock at the date of the grant. At September 30, 2002, there were 3,126,179 options outstanding and 2,563,821 options available for future grant under the 2001 Option Plan.

        Each director receives 10,000 fully vested options to purchase common stock upon his/her initial election to the Board of Directors and 5,000 fully vested options to purchase common stock at time of reelection, which occurs annually.

        On November 12, 2001, we presented an offer to exchange outstanding options (Exchange Offer) under our 1993 Option Plan to our employees and directors. On December 10, 2001 we canceled an aggregate of 3,126,877 shares of our common stock pursuant to the Exchange Offer. On June 28, 2002, we reissued 3,092,677 replacement options under our 2001 Option Plan to our employees and directors at $0.25 per share, which represented the then-current fair value of our common stock determined by the Company's Board of Directors and based on an independent valuation.

        On August 27, 2002, the Board of Directors authorized the future grant of options to purchase an aggregate of 6,197,886 shares of our common stock to certain employees under our 2001 Option Plan and options to purchase an aggregate of 6,000 shares to certain nonemployee directors under our 2001 Nonemployee directors' Stock Option Plan. All options will be granted with an exercise price equal to the fair value of the Company's common stock on the date of grant.

        On June 25, 1995, we issued 51,156 options, to an employee, to purchase 51,156 shares of common stock at $0.20 a share. This issuance was not under the 1993 Option Plan. All options vested on the issuance date and shall expire on June 21, 2005.

        Option activity is as follows:



                                                            Weighted-        Number       Weighted-
                                               Number        Average           of          Average
                                                 of         Exercise         Options       Exercise
                                               Options        Price        Exercisable      Price

        OUTSTANDING,
          JANUARY 1, 2000                     3,459,544       $ 1.20        1,753,611      $ 1.18

          Granted (weighted-average fair
            value of $0.51)                     235,420       $ 1.68
          Canceled                             (139,350)      $ 1.35
                                              ---------

        OUTSTANDING,
          DECEMBER 31, 2000                   3,555,614       $ 1.23        2,332,005      $ 1.20

          Granted (weighted-average fair
            value of $0.12)                     265,554       $ 1.01
          Canceled                           (3,229,577)      $ 1.31
                                             ----------

                                                                          Weighted-     Number      Weighted-
                                                          Number           Average        of         Average
                                                            of            Exercise      Options     Exercise
                                                          Options           Price     Exercisable     Price
        OUTSTANDING,
          DECEMBER 31, 2001                                   591,591      $0.62         463,658      $ 0.62

          Unaudited:
             Granted (weighted-average fair
                value of $0.05)                             3,153,479      $0.25
             Exercised                                           (100)     $1.06
             Canceled                                         (47,100)     $0.67
                                                            ---------

        OUTSTANDING,
          SEPTEMBER 30, 2002 (Unaudited)                    3,697,870      $0.31       3,007,432      $ 0.31
                                                            =========


        Additional information regarding options outstanding as of December 31, 2001 and September 30, 2002 is as follows:



                                                   December 31, 2001
                        ---------------------------------------------------------------------------
                                      Options Outstanding                  Options Exercisable
                        ---------------------------------------------- ----------------------------
                                             Weighted-
                                             Average        Weighted-                   Weighted-
                                            Remaining        Average                     Average
        Exercise            Number          Contractual     Exercise       Number        Exercise
         Prices          Outstanding        Life (Years)      Price      Exercisable      Price

         $0.20                276,900         2.93           $0.20         276,900        $0.20
         $0.53                134,600         9.62           $0.53          23,639        $0.53
         $1.06                 21,500         7.80           $1.06          15,369        $1.06
         $1.29                  7,200         8.21           $1.29           3,932        $1.29
         $1.50                141,591         5.97           $1.50         135,508        $1.50
         $2.00                  9,800         8.70           $2.00           8,310        $2.00
                              -------                                      -------

                              591,591                                      463,658
                              =======                                      =======



                                                 September 30, 2002 (unaudited)
                         ---------------------------------------------------------------------------
                                       Options Outstanding                  Options Exercisable
                         ---------------------------------------------- ----------------------------
                                              Weighted-
                                              Average        Weighted-                  Weighted-
                                             Remaining        Average                    Average
         Exercise            Number          Contractual     Exercise       Number       Exercise
          Prices          Outstanding        Life (Years)      Price      Exercisable     Price

          $0.20                 276,900        2.40          $0.20          276,900       $0.20
          $0.25               3,126,182        9.98          $0.25        2,538,994       $0.25
          $0.53                 131,400        9.13          $0.53           35,074       $0.53
          $1.06                  19,500        7.28          $1.06           15,911       $1.06
          $1.29                   2,000        7.75          $1.29            2,000       $1.29
          $1.50                 132,088        5.40          $1.50          130,063       $1.50
          $2.00                   9,800        8.21          $2.00            8,490       $2.00
                              ---------                                   ---------
                              3,697,870                                   3,007,432
                              =========                                   =========

        As discussed in Note 1, we continue to account for our stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements.

        SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income (loss) had we adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Our calculations were made using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of six years; stock volatility, 0% in the years ended December 2001 and 2000 and nine months ended September 30, 2002 and 2001; risk-free interest rates, 4.0%, 6.2%, 4.0% and 4.0% in the years ended December 31, 2001 and 2000 and nine months ended September 30, 2002 and 2001, respectively; and no dividends during the expected term. Our calculations are based on an option valuation approach, and forfeitures are recognized as they occur. The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

        Had compensation costs for the plan been determined based on the fair value of the options and warrants at the grant dates consistent with the method of SFAS No. 123, our net loss would have been the following in the years ended December 31, 2001 and 2000 and nine months ended September 30, 2002 and 2001:


                                                    Years Ended                          Nine Months Ended
                                                    December 31,                          September 30,
                                        --------------------------------------  --------------------------------------
                                            2001               2000                 2002               2001
                                                                                         (Unaudited)
        Net loss
          As reported                   $(2,684,520)       $(4,223,444)         $(3,625,756)       $(2,957,305)
          Pro forma                     $(2,714,063)       $(4,415,209)         $(3,721,921)       $(2,960,649)

        Net loss per share
          basic and diluted
          As reported                    ($0.21)            ($0.34)              ($0.28)            ($0.23)
          Pro forma                      ($0.21)            ($0.36)              ($0.29)            ($0.23)



8.      401(k) RETIREMENT PLAN

        We provide a 401(k) retirement plan (the "401(k) Plan") for our employees. Under the terms of the 401(k) Plan, we match dollar for dollar up to the first $250 contributed. For every dollar contributed over $250, we match $0.25 for each dollar contributed up to 6% of employee's compensation, not to exceed a maximum contribution of $2,500 a year. For the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 and 2001, our total contributions were $142,932, $118,201, $115,110 and $118,009, respectively.

9.      RELATED-PARTY TRANSACTION

        A member of our Board of Directors also serves our customers as an independent consultant in our services department. In the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 and 2001, we paid him $11,800, $122,800, $1,185 and $7,733, respectively, for services he provided as a consultant for our organization.

10.     OPERATING SEGMENTS

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

        Our reportable operating segments include software licenses, maintenance, services and other. The software licenses operating segment develops and markets our software products. The maintenance segment provides after-sales support for software products. The services segment provides fee-based training and implementation services related to our products. The other segment represents third-party and software products.

        We do not separately allocate operating expenses to these segments, nor do we allocate specific assets to these segments. Therefore, segment information reported includes only revenues, cost of sales and gross profit, as this information is the only segment information provided to the chief operating decision-maker.

        Operating segment data for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 and 2001 is as follows:

                                      Licenses       Maintenance       Services          Other            Total
        Year ended
          December 31, 2000:
          Revenues                  $ 6,169,448     $ 2,579,907      $ 4,906,967     $ 1,356,270      $ 15,012,592
          Cost of revenues              371,745         930,201        3,656,579         736,060         5,694,585
                                    -----------     -----------      -----------     -----------      ------------

        Gross profit                $ 5,797,703     $ 1,649,706      $ 1,250,388     $   620,210      $  9,318,007
                                    ===========     ===========      ===========     ===========      ============

        Year ended
          December 31, 2001:
          Revenues                  $ 7,510,538     $ 3,271,951      $ 6,750,266     $ 2,042,626      $ 19,575,381
          Cost of revenues              470,322       1,205,659        3,926,169       1,338,009         6,940,159
                                    -----------     -----------      -----------     -----------      ------------

        Gross profit                $ 7,040,216     $ 2,066,292      $ 2,824,097       $ 704,617      $ 12,635,222
                                    ===========     ===========      ===========     ===========      ============

                                                                         Services
                                         Licenses      Maintenance      (Unaudited)        Other            Total
        Nine months ended
          September 30, 2002:
          Revenues                     $ 6,540,551     $ 2,462,245      $ 5,295,301     $ 1,541,137      $ 15,839,234
          Cost of revenues                 405,655       1,165,956        2,761,286         831,281         5,164,178
                                       -----------     -----------      -----------     -----------      ------------

        Gross profit                   $ 6,134,896     $ 1,296,289      $ 2,534,015     $   709,856      $ 10,675,056
                                       ===========     ===========      ===========     ===========      ============

        Nine months ended
          September 30, 2001:
          Revenues                     $ 5,044,491     $ 2,421,247      $ 4,938,968     $ 1,602,172      $ 14,006,878
          Cost of revenues                 321,146         885,753        3,008,445       1,082,424         5,297,768
                                       -----------     -----------      -----------     -----------      ------------

        Gross profit                   $ 4,723,345     $ 1,535,494      $ 1,930,523     $   519,748      $  8,709,110
                                       ===========     ===========      ===========     ===========      ============


        All of our sales are to customers are in the retail industry.

                                   * * * * * *

        (8813)

                                    PART III


Item 1.  Index to Exhibits.

Exhibit No.     Description

2(i)* Fourth Amended and Restated Certificate of Incorporation of TCI Solutions, Inc.

2(ii)*          Bylaws of TCI Solutions, Inc. and Amendments thereto

3(a)(i)* Amended and Restated Stockholders Agreement dated December 21, 2001 among TCI Solutions, Inc. and the Stockholders listed on
                Schedule I thereto

3(a)(ii)*       First Amendment to Amended and Restated Stockholders Agreement
                dated April 10, 2002 among TCI Solutions, Inc. and the
                Stockholders listed on Schedule I thereto

3(a)(iii)*      Second Amendment to Amended and Restated Stockholders Agreement
                dated April 10, (86) 2002, among TCI Solutions, Inc. and the
                Stockholders listed on Schedule I thereto.

3(a)(iv)*       Second Amended and Restated Registration Rights Agreement dated
                April 10, 2002 among TCI Solutions, Inc. and the persons identified on Schedule I thereto

3(a)(v)* Management Rights Letter in favor of InnoCal II, L.P. dated December 21, 2001

3(a)(vi)*       Management Rights Letter in favor of Productivity Fund IV dated
                December 21, 2001

3(a)(vii)**     Warrant to Purchase a 125,000 shares of Common Stock of TCI
                Solutions, Inc. in favor of Comerica Bank-California dated
                August 6, 2002 (93)

6(a)(i)* Purchase and Sale Agreement dated February 20, 2001 between Total Control Information, a California limited partnership (now TCI Solutions, Inc.) and Fidelity Funding Business Credit, Ltd. d/b/a USA Funding, Limited

6(a)(ii)**      Loan and Security Agreement dated August 6, 2002 between TCI
                Solutions, Inc. and Comerica Bank, N.A.

6(a)(iii)+      Software License Agreement dated November 29, 2000 between TCI
                Solutions, Inc. and Fleming Companies, Inc.

6(c)(i)*        Employment Agreement dated September 1, 1998 between TCI
                Management,

                Inc. (now TCI Solutions, Inc.) and Lance Jacobs

6(c)(ii)*       Employment Agreement dated September 1, 1998 between TCI
                Management, Inc. (now TCI Solutions, Inc.) and Stephen DeSantis

6(c)(iii)*      Employment Agreement dated September 1, 1998 between TCI
                Management, Inc. (now TCI Solutions, Inc.) and David Auerbach

6(c)(iv)*       Employment Agreement dated September 1, 1998 between TCI
                Management, Inc. (now TCI Solutions, Inc.) and David Berg

6(c)(v)* 2001 Equity Incentive Plan of TCI Solutions, Inc. and Amendments thereto

6(c)(vi)*       2001 Non-Employee Directors'Stock Option Plan of TCI Solutions,
                Inc.

6(c)(vii)*      1993 Equity Incentive Plan of TCI Management, Inc. (now TCI
                Solutions, Inc.)

6(c)(viii)*     1993 Non-Employee Directors' Stock Option Plan of TCI
                Management, Inc. (now TCI Solutions, Inc.)

6(c)(ix)**      Agreement and Release dated June 24, 2002 with David Auerbach, as amended by Amendment dated September 26, 2002. (107)

+ Filed herewith. Certain portions have been redacted pursuant to a request for confidential treatment previously filed with the Commission.

*  Previously filed.

** Incorporated by reference to the registrant's Quarterly Report on Form 10-QSB filed on November 14, 2002.




                                   SIGNATURES




   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be filed on its behalf by the undersigned, thereunto duly authorized.





                                        TCI SOLUTIONS, INC.



Date: December 19, 2002                 By:/s/ Stephen P. DeSantis
                                           ---------------------------------
                                           Stephen P. DeSantis
                                           Chief Financial Officer

                                                               Exhibit 6(a)(iii)

                                                          CONFIDENTIAL TREATMENT
                                                           REQUESTED PURSUANT TO
                                                                      RULE 24b-2




--------------------------------------------------------------------------------

Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934. These portions are marked by [***]. The omitted materials have been filed separately with the Securities and Exchange Commission.

--------------------------------------------------------------------------------





                           SOFTWARE LICENSE AGREEMENT


                                 By and between





                            Total Control Information
                         17752 Skypark Circle, Suite 160
                            Irvine, California 92614


                                       And


                             Fleming Companies, Inc.
                                  (F1 Project)





                                November 29, 2000

                           SOFTWARE LICENSE AGREEMENT
                           --------------------------


           THIS SOFTWARE LICENSE AGREEMENT is made and entered into on November 29, 2000 (this Software License Agreement and the License Schedules attached hereto are referred to as the "Agreement"), by and between TCI Management, Inc., dba Total Control Information, a California corporation ("Licensor"), and FLEMING COMPANIES, INC., an Oklahoma corporation (Fleming Companies, Inc. and any entity that directly or indirectly controls, is controlled by, or is under common control with Fleming Companies, Inc., as the same may exist from time to time, are referred to herein as "Licensee").

           In consideration of the mutual terms and provisions contained herein, Licensor and Licensee agree as follows:

           1. Grant Of License. Subject to the provision of Subsection(a) below, Licensor hereby grants to Licensee a nonexclusive, perpetual and irrevocable right and license to use the programs, materials, and documentation developed by Licensor described on the License Schedule attached hereto (the "Software") in accordance with the terms, conditions, and provisions of this Agreement and the License Schedule attached hereto.

           (a) The rights granted under this license are for Fleming's internal use only and are not for resale. This license covers the following; one (1) central system at Fleming Corporate; up to thirty (30) divisional systems; and the ability to support up to four-thousand (4,000) stores. Additional systems beyond those listed above, will be priced separately. See Schedule B (Footnotes) for details.

           2. Other Terms. The terms, conditions, and provisions attached hereto are incorporated by reference and are a part of this Agreement.


By  /s/ David Auerbach                By:  /s/ Joseph M. Fleckinger
   ---------------------------------      ------------------------------------
Name:  David Auerbach                 Name:  Joseph M. Fleckinger
       -----------------------------         ---------------------------------
Title:  Executive Vice President/COO  Title:  Director, I/T Administration
        ----------------------------          --------------------------------
Address:                              Address:
17752 Skypark Circle, Suite 160       5701 N. Shartel
------------------------------------  ----------------------------------------
Irvine, CA  92614                     Oklahoma City, OK  73118
------------------------------------  ----------------------------------------

                              TERMS AND CONDITIONS
                              --------------------


           1. Term. The term of the license shall commence on the date set forth hereof.

           2. License Fees. Licensee shall pay Licensor the license fee set forth in the License Schedule within the time frames set, forth in such License Schedule. Licensee shall be responsible for any applicable sales and use taxes on the Software; provided, however that Licensor shall, to the extent required by law or customary practice, be required to timely invoice Licensee for such taxes and remit the same to the applicable taxing authorities.

           3. Delivery and Installation. Licensor will arrange for delivery of software on or before the date set forth in the License Schedule. Unless otherwise specified on the License Schedule, Licensee shall, be responsible for installation of the Software and training of Licensee's employees. Licensee shall designate one qualified employee and one alternate as Licensee's point of contact regarding delivery, and installation and training if applicable.

           4. Use. Subject to any restrictions described in the License Schedule, Licensee may use the Software on any CPU located at any facility of Licensee described in the License Schedule. See limitations on license noted in
Section 1 (a) of this Agreement Notwithstanding anything in this Agreement or to the contrary but subject to any restrictions described in the License Schedule, Licensee shall be entitled to relocate its facilities and use the Software at any such relocated facility without being required to pay any additional license fees or other consideration to Licensor provided Licensee ceases to use the Software at the former facility.

           5. Assignability. Licensee may not assign, sublicense, or otherwise transfer its rights under this Agreement without the prior written consent of Licensor, which consent shall not be unreasonably withheld or delayed.

           6. Ownership and Confidentiality. (a) Licensee acknowledges that it does not acquire any ownership interest in the Software by virtue of this Agreement or otherwise, and that its rights in the Software are only those of a licensee. Licensee agrees to use the Software only in accordance with this Agreement. Licensee shall protect and maintain the confidentiality of the Software. Licensee shall maintain records of the location of all copies of any part of the Software and shall take appropriate action, whether by instruction, agreement, or otherwise, with its employees to ensure the confidentiality and security of the Software. Licensee will promptly notify Licensor of any unauthorized access to the Software. Licensee shall not modify or attempt to recreate any source code from the Software. (b) Fleming agrees not to disclose to others, unless required by law, or to use any of the contents of this contract or any other confidential or proprietary information and/or materials of TCI acquired hereunder without the expressed written consent of TCI. Fleming shall reasonably require its officers, directors, employees and agents to keep information of this contract and materials provided confidential. In addition,

Fleming agrees not to disclose the financial terms of this contract (except to its attorneys), including discounts, without written consent by TCI. TCI acknowledges that it will have access to information concerning Fleming business that Fleming has not disclosed to the general public, including, without limitation, information concerning pricing, pricing policies and strategies, product information, information systems and identity of suppliers. TCI agrees not to disclose, to others (including but not limited to manufacturers, wholesalers and other retailers), any of the confidential or proprietary information and/or materials of Fleming acquired in connection with this Agreement without the express written consent of Fleming. TCI shall reasonably require its officers, directors, employees and agents to keep Fleming confidential or proprietary information strictly confidential.

           7. Default. If either party shall fail to perform its obligations under this Agreement and such failure shall continue for thirty (30) days after notice thereof from any other party (five (5) days in the case of a failure to pay money), such party shall be in default under this Agreement.

           8. Maintenance and Support Services. Licensor shall provide the maintenance and support services described on the License Schedule in exchange for the fees described on the License Schedule which shall be payable annually in advance. [***] Licensor agrees to continue to make such services available to Licensee, on these terms and conditions for al facilities of Licensee so long as it offers such services to its customers generally.

           9. Performance Warranty; Liability Exclusions and Limitations. TCI warrants that the products described in Schedule A (the "Products") as delivered and installed will perform on a feature and function basis, as described in the User Guide and Technical Reference Materials provided by TCI to Fleming for the system, if the system is properly used by Fleming. Only those additions, enhancements and other modifications of any kind made by TCI to the products are warranted under this Agreement. Fleming accepts the sole responsibility for the selection and use of, and results obtained from, any other equipment, programs or programming equipment, or services used in connection with the Products.

           OTHER THAN THE TITLE WARRANTY CONTAINED IN SECTION 10, THIS CONSTITUTES THE SOLE WARRANTY MADE BY LICENSOR, EITHER EXPRESSED OR IMPLIED, SUCH WARRANTY BEING EXTENDED ONLY TO LICENSEE. THERE ARE NO OTHER WARRANTIES, EXPRESSED OR IMPLIED, WHICH EXTEND BEYOND THE FACE HEREOF, INCLUDING THE IMPLIED WARRANTIES OR MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL LICENSOR OR ITS ASSIGNS BE LIABLE FOR ANY INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES INCLUDING, WITHOUT LIMITATION, LICENSEE'S LOST PROFITS EVEN IF LICENSOR WAS MADE AWARE OF THE POSSIBILITY OF THE SAME. IN ANY EVENT, LICENSOR'S MAXIMUM LIABILITY TO LICENSEE FOR BREACH OF THIS WARRANTY SHALL BE LIMITED TO THE TOTAL AMOUNTS PAID BY LICENSEE TO LICENSOR UNDER THIS AGREEMENT OR OTHERWISE.

           10. Title Warranty, Indemnity. Licensor represents and warrants that it owns the Software and has full right, power, and authority to grant the license being granted by this Agreement. Licensor agrees to indemnify and hold Licensee harmless from and against any claims, suits, actions, proceedings, costs, expenses including attorneys' fees, damages, and liabilities, at law or in equity, for breach of the warranty in this Section 10.

           11. Source Code Escrow. Licensor agrees to place the Software and any upgrades supplied to Licensee under this Agreement in escrow by December 31, 2000, and ongoing updates as needed, with a third party reasonably acceptable to Licensee and to enter into a customary source code escrow agreement providing among other things, that Licensee shall be entitled to receive everything held in escrow upon the occurrence of any one of the following: (a) a bona fide material default of the obligations of Licensor under this Agreement; (b) an assignment by Licensee for the benefit of its creditors, or Licensor generally fails to pay or admits in writing its inability to pay its debts as they mature or files or has filed against it a petition in bankruptcy and such petition is not dismissed within sixty (60) days, or has a receiver, liquidator, or trustee appointed for any substantial part of its property or is dissolved or liquidated; (c) Licensor is unable or unwilling to provide the maintenance and support services in, accordance with this Agreement: or (d) Licensor ceases to maintain and support the Software. The fees of any such third party escrow agent shall be borne by Licensor.

           12. Construction. The rule of construction that a document is to be construed most strictly against the party which drafted the document shall not be applicable as both parties participated in the preparation and drafting this Agreement.

           13. Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Oklahoma.

           14. Arbitration. All disputes between the arties, including any matter relating to this Agreement, shall be resolved by final binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). In any dispute involving a claim in excess of $100,000, three arbitrators shall be employed. Otherwise, a single arbitrator shall be employed. Absent a showing of good cause, the hearing shall be conducted within ninety (90) days from the service of the statement of claim. All proceedings shall be governed by the Federal Arbitration Act. Each party shall bear the expense of its own attorneys, experts and out of pocket costs as well as fifty percent (50%) of the expense of administration and arbitrator fees. Depositions, other than those taken in lieu of live testimony, shall not be taken except upon the arbitrator(s) finding of special need. The parties shall be entitled to conduct document discovery in accordance with a procedure where responses to information requests shall be made within twenty (20) days from their receipt.

           15. Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

           16. Notices. All notices, requests, demands, or other communications required or permitted to be given hereunder shall be in writing and shall be directed to Licensor or Licensee at their respective addresses set forth herein unless otherwise specified in writing, and shall be given by certified mail, return receipt requested or by recognized overnight delivery service. Any such notice, request, demand, or communication shall be deemed given on the third business day after depositing with the U.S. mail if sent by certified mail as provided herein or on the next business day after depositing with the overnight courier if sent by recognized overnight delivery service as provided herein.

           17. Force Majeure. Neither party shall be liable for any failure or delay in delivery, installation, furnishing of materials or labor by reason of an act of God, war, civil disturbance, strike, labor disturbance, storm, fire, flood, transportation, contingencies, material or labor shortage, law, regulation act or order of any government of any agency or official thereof, or any other causes not within its control.

           18. Headings The headings used in this Agreement are for convenience only and not to be used to interpret this Agreement.

           19. Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties with respect to the subject matter hereof, superseding all prior agreements, negotiations, materials, correspondence, or contracts relating to the subject matter hereof.

           This License Schedule is executed pursuant to the Software License Agreement dated November 29, 2000, between the undersigned licensor TCI Management, Inc. dba Total Control Information, a California Corporation ("Licensor") and Fleming Companies, Inc., an Oklahoma corporation ("Licensee") and consist of Schedules A, B, C, D, and E.

                                   SCHEDULE A

                               PRODUCTS PURCHASED
--------------------------------------------------------------------------------
                                SOFTWARE PRODUCTS
--------------------------------------------------------------------------------
PRODUCT - WINDOWS/NT
--------------------------------------------------------------------------------

A.    HQ PRICE/MERCHANDISE MANAGER (HQPM(2)) VERSION 2.X:
      HQPM(2) provides the foundation for building all headquarters systems. It contains an integrated data model that serves as the central information repository (items, vendors, costs, margins, deals, promotions, ingredients, etc.) and allows information sharing and integration between headquarters, warehouses, vendors and stores.

      HQPM(2) has a powerful pricing engine that automates the entire pricing function. It also contains a rules-based, multi-dimensional pricing system that allows prices to be linked to gross margins, cost zones, strategic pricing zones or other items. User-defined price types including regular, sale, TPR, competitive and more can be generated automatically, It also offers the ability to create batches for labels, POS and scales with various optional HDF's. Included in the base system are integrated customization tools for editing forms (grids), menus, reports and security.

      PRODUCT EXTENSION TOOLS AS PART OF HQPM(2) - INTEGRATED
      a) HDF Editor - The ability to map text files into and out of HQPM(2). Forms (Grids) Editor
      Menu Editor
      Report Editor
      Security

      PRODUCT EXTENSION TOOLS AS PART OF HQPM(2) - EXTERNAL
      Meta Data Editor - Allows HQPM2 Database fields to be customized by the user.

      TRANSLATION (BASE HQ)
      Requirements. The Base Translation Engine is TCI's answer to today's complex and diverse communication requirements. As a necessary component to HQPM2, the host translation module will allow the user to define the data translation methods from HQPM2 that are specific to their requirements for distribution throughout the entire enterprise. A variety of translation methods will be offered.

                               PRODUCTS PURCHASED
--------------------------------------------------------------------------------
                                SOFTWARE PRODUCTS
--------------------------------------------------------------------------------
PRODUCT - WINDOWS/NT
--------------------------------------------------------------------------------

      TRANSLATION (HQ) - GENERIC
      Requirements. The Generic Translation supports all fields in all files of HQPM(2). Generic Translation does not involve any special formats or data types it supports ASCII, binary (future) or character data. All fields are simply "mapped" from whatever your current computer system record layouts are to the HQPMM Database. As a necessary component to HQ/PM, the host translation, module will allow the user to define the data translation methods from HQ/PM that are specific to their requirements for distribution throughout the entire enterprise. A variety of translation methods will be offered.

      TRANSLATION (SMM)
      RetailSuite/SMM translation using XML.

      TRANSLATION (HST/ISP) - IMS
      IMS store translation.

B.    RESPONSE PRICING
      These sophisticated Response Pricing Modules allow users to define their own sets of rules and choose how prices are to be generated.

      1) Competitive - Regular or sale prices of a competing product at a competing store can be used to generate store-specific prices.

      2) Parity - Maintaining price image is made easier by the ability to create links between products sizes, flavors or brands.

      3) Frequent Shopper/Selling Unit - This module automatically generates discounted or special prices for frequent shoppers. It also will generate single unit or case prices based on normal selling units.

C.    ORACLE VERSION 8 SUPPORT

D.    FRENDS
      Automation and task scheduling software to control performance of server and clients.

E.    HQ COMPETITIVE PRICE CHECKER
      Provides the ability to centrally manage and create competitive store(s) item list for competitive price checks.

                               PRODUCTS PURCHASED
--------------------------------------------------------------------------------
                                SOFTWARE PRODUCTS
--------------------------------------------------------------------------------
PRODUCT - WINDOWS/NT
--------------------------------------------------------------------------------

OPTIONAL MODULES:
----------------

F.    ePRICEBOOK (FUTURE 2001)
      Provides the ability for a store to use the internet and connect into a Fleming Server to verify current and future store item information, cost, deals, retails, price strategy and ad group. Store can locally print their Price Book.

                                   SCHEDULE B

                                Pricing Proposal
--------------------------------------------------------------------------------
                                SOFTWARE PRODUCTS
--------------------------------------------------------------------------------
TOTAL PRICING SUMMARY                                  WIN/NT
--------------------------------------------------------------------------------

Enterprise License-F1 Project
Base -4,000 Stores, 30 Divisions and 1 Corporate System
Tools - Internal/External
Data Exchange
Response Pricing; Competitive/Parity; Frequent Shopper
Oracle Support
Frends - 125 connection points
HQ Competitive Price Checker

      Enterprise License-F1 Project         [***]


Optional Module:
---------------
ePriceBook - 4,000 store sites              [***]


Footnotes
---------

o  All software specified will be in the WinNt Operating System.
o Customer is responsible for providing RDBS software. Either SQL Server 7 and/or Oracle 8.
o Additional systems for divisions and/or stores beyond those listed above, will be priced at [***] per division and/or [***] per store, provided customer maintains TCI Annual Support and Maintenance Services (SAMS) Program. Additional stores are to be licensed in 100 store increments.
o ePriceBook is an optional module that can be added at it future date. The SAMS for this product would be separately invoiced annually at [***] or [***]. Other hardware middle-ware and network requirements will be the responsibility of Fleming and/or the store user. Additional licenses purchased in increments of 100 store licenses at [***] or [***] per store.
o Definition of a store: A store is a physical site (store, website, etc.) that sells product to another person or business, that utilizes Fleming's Retail Pricing Services, and has the ability to maintain customer specific unique retails at the individual store level. If the store is a non-conventional food store (nor-conventional food store types e.g. co-stores, small specialty retailer, etc.), then the numbers of stores will be equivalent to retail pricing zones maintained by division and/or corporate office.

                                   SCHEDULE C

                  Support and Maintenance Services (SAMS) Fees
--------------------------------------------------------------------------------
Support and Maintenance
-----------------------
The initial term for support and maintenance services, under this agreement, is [***]. The contract period begins January 1, 2001 and terminates [***]. Annual, maintenance is billed annually in November and due on January 1st of each year. Fleming may elect to renew support and maintenance services annually after the initial term.

Support and maintenance services includes hot line support, problem identification and resolution assistance, product enhancements releases and maintenance releases (if and when available), access to the technical bulletin board and an invitation to the users group meeting. TCI will be available to respond to telephone inquiries from Fleming five (5) days per week from 7:00 am. to 5:00 p.m. (MST). For any additional telephone inquiries outside of the normal support hours, TCI may charge Fleming an additional fee.

Annual Support and Maintenance Fees
-----------------------------------
Annual Support and Maintenance Fees will be based on [***] of the license fee and will be capped at [***].

SAMS Fees-F1 Project for [***]                           [***]

SAMS Fees-F1 Project for [***]                           [***]







Footnotes
---------

o The initial SAMS agreement is for [***] and the effective start date of January 1, 2001 through [***]. From date of software shipment and through [***], the software will be fully covered by TCI SAMS program at no charge to Fleming.
o  See Section 9 under Terms and Conditions.
o  SAMS fees are invoiced annually and are due on January 1st of each year.
o TCI shall automatically renew annual support and maintenance on a year-to-year basis after the initial term provided that Fleming is current in its payment obligations for such services to TCI. After the initial term, Fleming may terminate support and maintenance services under the following conditions. Fleming must provide TCI, in writing, by December 31 of any year or sixty (60) days after invoice date, notification of its intent to cancel such support and maintenance services. Otherwise, the services will automatically be renewed for an additional year.
o Should Fleming add any additional TCI Software Products or stores to this agreement TCI will increase the annual SAMS fees to reflect the additional stores at the current fee structure in effect at the time.

                                   SCHEDULE D

                            Software Payment Schedule
--------------------------------------------------------------------------------

Fleming shall pay TCI for product and services as specified in Schedule D. Payments for all other purchases are due net 30 days. All payments are to be made in US dollars, All amounts not paid when due can be subject to 1.5% monthly charge for unpaid balance.

DATE DUE                                   TERMS                 PAYMENT AMOUNT
--------                                   -----                 --------------

Enterprise License-F1 Project

[***]                                                                     [***]

                                   SCHEDULE E

                               Miscellaneous Items
--------------------------------------------------------------------------------

1. Delivery of Pilot Version of Software HQPMM - 2.X
----------------------------------------------------
HQPMM VERSION 2.X WILL BE DELIVERED TO LICENSEE WITHIN 2 BUSINESS DAYS FROM EXECUTION OF THIS AGREEMENT

2. LOCATIONS AUTHORIZED TO USE THE SOFTWARE
-------------------------------------------

           Enterprise License-F1 Project

           Fleming to provide TCI with authorized users for all above by August 2001.


                               DATED:  November 29, 2000

                               FLEMING COMPANIES, INC., an Oklahoma
                               Corporation


                               By    /s/ Joseph M. Fleckinger
                                   --------------------------------------
                               Name:  Joseph M. Fleckinger
                                      -----------------------------------
                               Title:  Director, I/T Administration
                                       ----------------------------------


                               TCI Management, Inc. dba, Total
                               Control Information, a California
                               Corporation


                               By    /s/ David Auerbach
                                   --------------------------------------
                               Name:  David Auerbach
                                      -----------------------------------
                               Title:  Executive Vice President/COO
                                       ----------------------------------





___________________

[ * ] Confidential


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